82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02031213

REGISTRANT'S NAME: Sam's Seafood Holdings Ltd.

*CURRENT ADDRESS: 15 Hercules Street
Hamilton QLD 4007
Australia

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
APR 17 2002
THOMSON
FINANCIAL

FILE NO. 82-

FISCAL YEAR: 6/30/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE: 4-15-01

SAM'S SEAFOOD

Holdings Limited Prospectus

ABN 45098448269



Prospectus

Sam's Seafood Holdings Limited ACN 098 448 269.

A public offer of 8,000,000 ordinary shares at $1.00 each, payable in full on application, together with provision to accept oversubscriptions of up to a further 2,000,000 ordinary shares at $1.00 each.

THIS OFFER IS NOT UNDERWRITTEN

THIS DOCUMENT IS IMPORTANT AND IT SHOULD BE READ IN ITS ENTIRETY

If you are in any doubt as to the contents of this document, you should consult your share broker, solicitor, banker or accountant without delay. The securities offered by this Prospectus are considered to be speculative.

KEY TERMS

- Offer Price $1.00
- No. of Shares to be offered under this Prospectus including the 5,000,000 shares to be sold by Vendor Shareholders (excluding oversubscriptions) 8,000,000
- Shares to be issued to Vendor Shareholders (see Sections 9.3 and 9.4) prior to completion of this Offer (see Section 5.1) 20,173,101
- Total issued Shares to be listed on ASX .. 23,173,101
- Market Capitalisation at Offer Price $23,173,101

KEY DATES

- Applications Open .... 14 November 2001
- Applications Close .... 14 December 2001
- Allocation of Shares under this Prospectus .... 15 December 2001
- Dispatch of Shareholder Entitlement Statements .... 18 December 2001
- Trading of Shares Listed for quotation on ASX .... 20 December 2001

These dates are indicative only. The Company reserves the right to vary the closing date of the Offer which may have a consequential effect on the other dates.

PROSPECTUS LODGEMENT

This Prospectus was lodged with the ASIC on 30 October 2001 and is dated 30 October 2001. The ASIC takes no responsibility as to the contents of this Prospectus.

No securities will be issued on the basis of this Prospectus later than thirteen (13) months after the date of issue of this Prospectus.

DISTRIBUTION

The Offer does not constitute a public offer in any jurisdiction other than Australia and New Zealand. The distribution of this Prospectus outside Australia and New Zealand may be restricted by law and therefore any person who resides outside Australia and New Zealand and received this Prospectus should seek advice on and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of applicable securities law.

This Prospectus is available in electronic form on the Internet at www.sams.com.au. Any person receiving this Prospectus electronically will be sent a paper copy of the Prospectus and the application form by the Company free of charge on request during the period of the Offer.

The Company will not accept Applications for Shares offered under this Prospectus during the Exposure Period of seven (7) days following lodgement with ASIC, who may extend the period to fourteen (14) days. If the Exposure Period is extended, Applications will not be processed until after the end of the extended Exposure Period.

GLOSSARY

Certain terms used in this Prospectus are defined in the Glossary in Section 11.

PHOTOGRAPHS

Photographs used throughout this Prospectus depict assets of the Company unless otherwise stated.


SAM'S
SEAFOOD
SEAFOOD MARKET

Table of Contents

CONTENTS


Suttons Beach Restaurant

Letter from the Chairman

Dear Investor

On behalf of the Board of Directors of Sam's Seafood, I would like to extend to you an invitation to become a shareholder of our group of companies.

The business was started by the Noutsatos family and today it still employs many members of that Family – including the Chief Executive Officer, Nick Noutsatos. After the float, the Noutsatos family will retain the largest shareholdings in the Company.

Sam's Seafood began operating in 1984 from the site of its current base in Hamilton (Brisbane). It quickly developed a strong following for its retail activities. The diverse range of quality seafoods soon attracted many "mums and dads" to regularly shop at the high turnover outlet. Soon afterwards the business entered the arena of seafood distribution to wholesale outlets such as clubs, fish shops, restaurants etc. In recent times a small business which operated at Redcliffe was purchased. This has been expanded greatly and today spearheads the wholesale activities for Sam's Seafood on Brisbane's northern peninsula, extending to the Sunshine Coast and into the hinterland to the north west.

In order to satisfy the large demand for fresh and frozen seafoods for the retail and wholesale markets, a process and packing area has been established. Today that "Process Section" also prepares retail tray packs for resale by convenience stores and large supermarkets.

The Company's success rests in its highly diversified business activities, which have concentrated on "value adding" its products. Continuity of supply has always been the Company's strong point. It offers a big range of well priced seafoods to a very diverse range of customers.

In December last year "Sam's on Suttons" at Redcliffe opened for business. This is a well diversified unit in itself with a restaurant, takeaway outlet and snack bar. Many functions are already booked for the soon to be opened convention centre.

The Board of Directors are very committed to continuing in the diverse areas of seafood handling in which value adding can be achieved. This will, among other areas of activity, include more seafood retail outlets and seafood smorgasboard restaurants. Some are intended to open during the course of 2002.

Sam's Seafood is seeking to raise $8,000,000 through this Offer (with provision to accept oversubscriptions of up to a further $2,000,000). The first $3,000,000 of the $8,000,000 will comprise new shares in the Company, with the other $5,000,000 comprising an offer of existing shares held in the Company by the Noutsatos family. Funds raised by the Company under this Prospectus will be used to:

- provide further working capital for existing activities and future expansion;
- pay costs associated with the float, and stamp duty and registration fees associated with the Group restructure that was implemented for the float.

On behalf of the Board I ask you to read this Prospectus. We are very confident of the future. I am sure that you will share our enthusiasm and become very excited as to the future prospects of this business.

Yours faithfully

Grahame Denovan

Grahame Denovan
Chairman

Corporate Directory

Directors

Grahame Denovan, Chairman
Nicholas Spiro Noutsatos, Chief Executive Officer
Richard Abel, Non-Executive Director
William Matthews, Non-Executive Director
Adrian Charles Vos, Non-Executive Director

Company Secretary

Ken Jian Situ

Administration and Registered Office

15 Hercules Street
HAMILTON QLD 4007
Telephone: 3633 4700
Facsimile: 3268 5231
Email: info@sams.com.au

Auditors and Independent Accountant

Douglas Heck & Burrell
Chartered Accountants
Level 21
300 Queen Street
BRISBANE QLD 4000

Share Registry

Douglas Heck & Burrell Registries
Level 22
300 Queen Street
BRISBANE QLD 4000
Telephone: 3228 4219
Facsimile: 3221 3149
Email: info@registries.com.au

Solicitors

Hopgood Ganim Lawyers
Level 3
141 Queen Street
BRISBANE QLD 4000




Suttons Beach Parkland

1 Investment Summary

1.1 BUSINESS OVERVIEW

Sam's Seafood was established in 1984 in Brisbane as a family business and operated from a single motor vehicle. Nonetheless, the Noutsatos family saw a growing demand for quality seafood, not only for domestic consumers but also on a wholesale basis catering to shops, restaurants and hotels.



The business now engages in:-

- Commercial fishing operations from two (2) boats in south-east Queensland waters;
- Wholesaling fish and associated product throughout south-east Queensland and delivery of product using its own fleet of modern refrigerated vehicles;
- Wholesaling consumables and packaging materials to about 70% of all "fish and chip" style shops throughout Brisbane and surrounding areas;
- Retailing seafood from two (2) locations at Hamilton and Redcliffe;
- Restaurant and function operations at Suttons Beach, Redcliffe;
- Processing seafood for sale to supermarket chains and other retail outlets; and
- Exporting selected products to certain markets.

In what is truly a Brisbane success story, Sam's Seafood offers a wide range of product and services, giving true meaning to the phrase "from the sea to the table". The business currently employs some 140 permanent and casual staff.

1.2 INVESTMENT HIGHLIGHTS

Certain specific highlights of the Sam's Seafood business include the following:-

- A track record of profitable growth over many years, with net profit after tax forecast to reach $1,582,000 in 2001/2002;
- Operating since 1984, Sam's Seafood has established a strong brand name and reputation as a supplier of high quality seafood throughout south-east Queensland;
- Strong executive and management team supported by loyal and dedicated employees;
- The business was one of the first seafood-related businesses in Queensland to meet the quality standards required by ISO 9002 and the maintenance of those standards is part of the business culture;
- Sam's Seafood has strong relationships and strategic alliances with various large producers and wholesalers. The Company has built up loyalties with these firms because of close trading relationships established over many years;
- The Company has forecast a dividend for the 2002 year of 5 cents, franked to the maximum extent possible. It is anticipated that an interim dividend of 2.5 cents will be paid in July 2002.
- A vertically integrated business operation which covers all aspects of the seafood supply chain, from the ocean to the retail consumer - thereby diversifying the Company's revenue sources across the whole range of seafood production, wholesale and retail; and
- A fleet of modern refrigerated trucks that deliver to most areas of south-east Queensland, six (6) days a week - thereby ensuring that the needs of retailers are serviced, with a minimum of effort on the part of the retailer.

1.3 THE SEAFOOD INDUSTRY

The continuing emphasis on healthy lifestyle and food presents significant ongoing opportunities for participants in the seafood industry. Australia holds a reputation worldwide for a "clean" sea environment producing high quality seafood. According to ABARE's "Australian Fisheries Statistics 2000" the gross value of Australian Fisheries production increased by an estimated 13 per cent ($261 million) in 1999-2000 to $2.32 billion from the previous year. This increase in value was achieved despite an overall

Investment Summary

7 per cent decline in the total volume of Australian Fisheries production to around 221,400 tonnes.

In the last 30 years, the seafood industry in Australia has changed. An unregulated industry based on local product, seasonal fluctuations, variable quality and storage and handling inefficiencies, is no more. The industry is now modern, highly regulated and monitored from catching/harvesting through to the retail consumer. There is a strong emphasis on quality, consistent supply, the need for a wide range of species and products as well as capacity for trading in the global market. The consumer now has a choice of many retail outlets and can buy a wide range of seafood with much of it ready to cook or ready to eat as convenience is now so important.

With demand for seafood product both locally and abroad continuing on seemingly sustainable trends, companies such as Sam's Seafood, that can value-add throughout the whole seafood production process, have strong potential for growth and profitability.

1.4 FUTURE OPPORTUNITIES

Sam's Seafood has a very clear picture of what it is and what it wants to be. It is a supplier of fresh and frozen quality seafood and wants to be a leading seafood specialist throughout Queensland.

The business has established a platform for future growth, through its brand name and reputation for quality product and superior service.

Specifically, future opportunities that Sam's Seafood intends to pursue include:

- Construction of a large modern cold store and processing room at its Lavarack Avenue, Eagle Farm, Brisbane property, in order to facilitate additional processing and storage of seafood. This facility is estimated to be in operation by March 2002;
- Completion of stage 2 of the "Sam's on Suttons" restaurant facility at Redcliffe to include a reception and conference centre as well as a la carte dining. This facility is expected to be in operation by November 2001;
- Construction of a retail seafood outlet at Portwood Street, Redcliffe, which is expected to commence operations by June 2002;
- Expansion into servicing supermarket chain stores, not only with fresh seafood product but also with packaged frozen product;
- Redevelop the existing Hercules Street, Hamilton property into a substantial fresh food retail outlet; and
- The construction and operation of seafood restaurants in other strategic areas in south-east Queensland, capitalising on the expertise and experience gained from existing operations.

1.5 FINANCIAL INFORMATION SUMMARY

Set out below is a summary of the notional historical financial information for the financial year ended 30 June 2001 as well as forecasted financial information for the financial year ending 30 June 2002 for the Sam's Seafood Group. This financial information is set out in more detail in Section 6.

	Notional Historical 2001 $'000	Reported Forecasts 2002 $'000
Operating revenue	27,100	33,690
EBTDA	3,471	3,694
Depreciation & amortisation of plant & equipment	291	165
Amortisation of goodwill	888	888
Operating profit before tax	2,292	2,641
Tax expense	974	1,059
Operating profit after tax	$1,318	$1,582

1.6 DIVIDEND POLICY

Subject to future business conditions and opportunities and the cash flow requirements of Sam's Seafood going forward, the Directors intend to distribute approximately 50% of Sam's Seafood's after tax profits as dividends. However the Directors cannot give any assurances as to the extent, timing, level of franking or payment of any future dividends because these are dependant on a number of factors including the level of earnings, the amount of tax paid, the financial position of Sam's Seafood, operating conditions and the risk factors identified in Section 7 of the Prospectus.

Investment Summary

1.7 SUMMARY OF THE OFFER

1.7.1 Description of the Offer

The Offer consists of a total of 8,000,000 Shares to raise up to $8,000,000, with provision to accept oversubscriptions of up to a further 2,000,000 ordinary Shares to raise a further $2,000,000. Of the 8,000,000 Shares being offered, 3,000,000 of those represent new Shares to be issued by the Company. The other 5,000,000 Shares are being offered by the Vendor Shareholders, being members of the Noutsatos family, the founders of the Sam's Seafood business. The Vendor Shareholders are paying the stamp duty applicable to the transfer of the Vendor Shares, as well as any broking and management fees attributable to the sale of their 5,000,000 Shares under the Offer.

Full details of the Offer are set out in Section 2.

1.7.2 Capital Structure after the Offer

The Shares being offered will represent approximately 34.5% of the issued capital of Sam's Seafood after listing. The balance of the issued capital of Sam's Seafood will be held by those Vendor Shareholders of the Company (See Section 5.1 for more detail).

1.7.3 Use of Proceeds

The Company intends raising a maximum of $8,000,000 by the Offer, (excluding oversubscriptions), which is to be expended as follows:-

Acquisition of Vendor Shares	$5,000,000
Stamp Duty on Restructure	$900,000
Costs of the Offer	$600,000
Working capital	$1,500,000
Total	**$8,000,000**

If the Company is successful in receiving any or all of the 2,000,000 Shares being offered by way of oversubscription, the proceeds received will be applied towards reduction of the Company's existing bank facilities or to provide further working capital for existing activities and future expansion.

It is the Directors' current intention to use a combination of debt and further share issues to finance organic growth and to fund potential acquisitions.

The Directors believe the Company will have sufficient working capital for the purposes of its stated business objectives.

1.8 SHAREHOLDER REWARD PLAN

The Company has established a Shareholder Reward Plan to encourage shareholders to take advantage of the wide range of seafood product that can be purchased at the Company's retail outlets.

All shareholders, regardless of the holding entity, with 5,000 or more shares in the Company, will be issued with a special card which upon presentation at any retail or restaurant outlet of the Company, will entitle the shareholder to a 5% discount on the retail value of the products purchased.

Upon successful completion of the Offer, each entitled shareholder will be issued with their card, at the same time as their Holding Statement. The Company will then administer the discount plan in conjunction with its Share Registry, in accordance with the special rules established for operation of the plan, details of which are set out in Section 10.7 of this Prospectus.

1.9 RISK FACTORS

There are a number of factors which may affect the future operating and financial performance of the Company and the value of an investment in the Company.

Details of the risk factors of which investors should be aware are described in more detail in Section 7 of this Prospectus.



2 Details of the Offer

2.1 IMPORTANT DATES

Applications Open.......................... 14.11.2001

Applications Close.......................... 14.12.2001

Allocation of Shares under this Prospectus 15.12.2001

Dispatch of Shareholder Entitlement Statements 18.12.2001

Trading of Shares Listed for quotation on ASX 20.12.2001

2.2 SHARES OFFERED

Under this Prospectus the Company is offering 8,000,000 Shares at an issue price of $1.00 per share to raise approximately $8,000,000, with provision to accept oversubscriptions of up to a further 2,000,000 Shares. All of the Shares offered under this Prospectus will rank equally with all existing shares currently on issue in Sam's Seafood as set out in Section 5.1.

The Offer is effectively in three (3) parts namely, an offer of:

(a) 3,000,000 new Shares by the Company;

(b) 5,000,000 existing Shares by the Vendor Shareholders; and

(c) 2,000,000 further new Shares, by way of oversubscription.

As stated in Section 2.7, the minimum subscription for the Offer is $3,000,000. This amount is comprised entirely of the new Shares listed in paragraph (a) above. Vendor Shares will only be sold pursuant to this Prospectus if the minimum subscription is achieved. By way of example then, if $6,000,000 is the total amount subscribed under this Prospectus then the first $3,000,000 will be allocated towards new Shares and 3,000,000 Vendor Shares will be sold (leaving a further 2,000,000 Vendor Shares that will be retained by the Vendor Shareholders).

All stamp duty, brokerage and other costs associated with the transfer of Vendor Shares will be borne by the Vendor Shareholders.

2.3 HOW TO APPLY FOR SHARES

All applications for Shares must be on the Application Forms issued and attached to this Prospectus. Application Forms are at the back of this Prospectus.

Completed Application Forms and accompanying cheques should be lodged at the following addresses:

Share Registry

Douglas Heck & Burrell Registries
Level 22
300 Queen Street
BRISBANE QLD 4000
(GPO Box 35, BRISBANE QLD 4001)

Completed Application Forms must be received by the Company before 5pm (Brisbane time) on the closing date of the Offer.

Completed Application Forms and cheque(s) should be sent to the required address as soon as possible after the Offer opens.

Payment for the Shares must be made in full at the issue price of $1.00 for each Share applied for. Applications for Shares must be for a minimum of 2,000 Shares and then in multiples of 1,000 Shares. Applications received by the Company which do not meet these requirements may be refused at the discretion of the Directors.

The Application Forms contain detailed instructions on how they are to be completed. An Application Form must be accompanied by a cheque in Australian dollars, crossed "not negotiable" and made payable to **"Sam's Seafood Holdings Limited - Share Offer Account"**.

Subject to the minimum subscription of the Offer being achieved for the Shares as well as permission of the ASX for the Company's shares to be listed for official quotation, the Directors will allocate Shares as soon as possible after the closing date of the Offer.

An application for Shares may be accepted in full, for any lesser number, or rejected by the Company. If any application is rejected, in whole or in part, the relevant application monies will be repaid without interest.

The precise number of Shares allocated will not be determined until after the Offer closes.

2.4 OPENING AND CLOSING DATE OF THE OFFER

The Offer will open at 9.00 a.m. (Brisbane time) on 14.11.2001 and will close at 5.00 p.m. (Brisbane time) on 14.12.2001.

Details of the Offer

The Directors of the Company reserve the right to:-

- close the Offer early without prior notice; or
- vary any of the important dates set out this Prospectus, including extending the Offer.



2.5 ALLOCATION OF SHARES

Allocation of the Shares under this Prospectus will take place as soon as practicable after the closing date of the Offer. Application monies will be held in a subscription account until allocation.

This account will be established and kept by the Company in trust for each applicant. Any interest earned on the application monies will be for the benefit of the Company and will be retained by the Company irrespective of whether allocation takes place.

Where the number of Shares allocated is less than the number applied for, the surplus monies will be returned by cheque within thirty (30) days of the closing date of application. Where no allocation is made, the amount tendered on application will be returned in full by cheque within thirty (30) days of the closing date of application. Interest will not be paid on monies refunded.

The Shares will be allocated and share entitlement notices dispatched to holders as soon as possible after determination by the Company of entitlements.

2.6 ASX LISTING OF SHARES

Application will be made within seven (7) days of the date of issue of this Prospectus to the ASX for the Shares issued pursuant to this Prospectus as well as all other existing issued ordinary shares in Sam's Seafood to be granted official quotation by the ASX.

The fact that the ASX may admit the Company to its Official List is not to be taken in any way as an indication of the merits of the Company or of the Shares offered under this Prospectus. Quotation, if granted, of the Shares offered by this Prospectus will commence as soon as practicable after the issue of holding statements to allottees. The ASX takes no responsibility for the contents of this Prospectus including the expert's report which it contains.

In the event that the ASX does not grant permission for the official quotation of the Shares within three (3) months after the date of this Prospectus, none of the Shares offered by this Prospectus will be allocated until the Company has complied with the Corporations Act and provided applicants the opportunity to withdraw their application within one month.

If no allocation or issue is made, all monies paid on application for the Shares will be refunded without interest within the time period set out under the Corporations Act.

2.7 MINIMUM SUBSCRIPTION

The minimum subscription for the Offer under this Prospectus is $3,000,000 (comprising 3,000,000 Shares). No Shares will be allocated under this Prospectus until the minimum subscription for the Shares has been reached. If the minimum subscription has not been received within 4 months after the issue of this Prospectus the Company will allow applicants one month to withdraw their application in accordance with Section 724 of the Corporations Act.

2.8 CLEARING HOUSE ELECTRONIC SUB-REGISTER SYSTEM ("CHESS")

The Company will apply to the ASX to participate in the CHESS Electronic Sub-Register System. Because the sub-register is electronic, ownership of securities can be transferred without having to rely on paper documentation.

Under CHESS, the Company will not be issuing certificates to investors in respect of its Shares. Instead, investors will be provided with a statement (similar to a bank account statement) that sets out the number of Shares allocated to them under this Prospectus and their total holding of Shares in Sam's Seafood. The notice will also advise holders of their

Details of the Offer

Holder Identification Number ("HIN") and explain, for reference, the sale and purchase procedures under CHESS.

Further monthly statements will be provided to holders which reflect any changes in their holdings in the Company during that month.



2.9 BROKERING AND HANDLING FEES

The Offer under this Prospectus is not underwritten.

A handling fee of 5% will be paid to member organisations of the ASX and other licensed dealers in securities in respect of Shares allocated pursuant to stamped Application Forms made by private clients and lodged by those member organisations and dealers.

2.10 RESTRICTIONS ON THE DISTRIBUTION OF THE PROSPECTUS

The distribution of this Prospectus outside Australia and New Zealand may be restricted by law.

This Prospectus is not intended to, and does not, constitute an offer of securities in any place which, or to any person to whom, the making of such offer would not be lawful under the laws of any jurisdiction outside Australia and New Zealand.

Applicants resident in countries outside Australia and New Zealand should consult their professional advisers as to whether any governmental or other consents are required, or other formalities need to be observed to enable them to apply for Shares. The failure to comply with any applicable restrictions may constitute a violation of securities law.

2.11 RESTRICTED SECURITIES

The ASX may, as a condition of granting the Company's application for official quotation of its shares, classify certain shares of the Company as restricted securities. If so, prior to official quotation of the Company's shares, the holders of the shares that are to be classified as restricted securities will be required to enter into appropriate restriction agreements with the Company and an escrow agent.

Regardless of any condition the ASX may impose, the Vendor Shareholders have agreed with the Company to voluntarily restrict 70% of their shareholding in the Company (upon successful completion of the Offer) from any trading for a period of twenty four (24) months from the date of this Prospectus. The precise number of shares that will be subject to voluntary escrow will not be known until after the Offer has closed and the Vendor Shares offered by the Vendor Shareholders are allocated under this Prospectus.



3 Sam's Seafood Business Overview


Leased cold store, Hercules St.

3.1 HISTORY

The growth of the Sam's Seafood business into an organisation with a multi-million dollar turnover, represents a true success story for the Brisbane-based Noutsatos family. Commencing as a family partnership operating from a single motor vehicle and funded by a $2,500 bankcard facility, some of the milestones in the development of the Sam's Seafood business have been:

1984... Commenced operations with a retail seafood outlet and shortly afterwards, moving to premises at Hercules Street, Hamilton, Brisbane. Seafood wholesaling operations soon followed.

1988... Commercial fishing operations commenced, with the purchase of the first vessel.

1993... Remodelling of Hercules Street retail facilities.

1994... Hercules Street cold storage facility established across the road from the retail facility.

1996... Seafood processing plant constructed as part of the retail premises in Hercules Street, Hamilton.

2000... Ownership restructure, with Nick Noutsatos acquiring a majority partnership interest in the Sam's Seafood business.

2000... Acquired the "Gomersall's Distribution Redcliffe" dry goods wholesaling business and then integrating those activities with existing Seafood and frozen products distribution activities. The business name was then changed to Sam's Seafood Redcliffe.

2000... Two (2) commercial fishing vessels were acquired.

2000... Refurbished the Suttons Beach, Redcliffe, bathing pavilion and commencement of trading of the Sam's On Suttons Restaurant business.

2001... Acquisition of Lavarack Avenue, Eagle Farm premises as proposed site for the processing/cold storage facility.

2001... Construction of reception and banquet premises at Suttons Beach, Redcliffe.

2001... Corporate restructure effected for the purpose of the proposed initial public offering.

3.2 COMPANY OPERATIONS

Sam's Seafood conducts business activities in each of the following sectors:

- Seafood retail;
- Seafood wholesale and distribution;
- Other food product and service distribution;
- Restaurant and hospitality; and
- Ancillary options comprising export, commercial fishing and seafood processing.

Each of the above activities is described in more detail below.

3.2.1 Seafood Retail

Sam's Seafood has retail operations situated at its Hamilton headquarters, as well as Redcliffe. The Hamilton operation is the major source of seafood retailing activities. Customers are provided a wide range of high quality, fresh seafood and related products on a daily basis.

The retail division of Sam's Seafood has operated on an average annual turnover for the last three (3) years of $3.6 million and it's brand has developed a strong reputation for quality fresh seafood throughout Brisbane and the south-east Queensland region. The Directors of Sam's Seafood are proud of the Company's reputation for providing the freshest quality seafood in Brisbane.

Seafood product is sourced for the retail operations from the Company's own commercial fishing activities, as well as from a number of strategic alliances that Sam's Seafood has with large seafood producers and wholesalers. The Company derives trading benefits with these other suppliers because of close commercial relationships established over many years of operation.

Sam's Seafood Business Overview

3.2.2 Seafood Wholesale

An integral part of the Sam's Seafood business, the seafood wholesaling division, provides sales and distribution of fresh and frozen seafood product to a wide range of commercial operations including:

- Supermarkets and takeaway food stores;
- Commercial airlines;
- Restaurants and clubs; and
- Other seafood retail outlets.

Distribution of product is undertaken utilising Sam's Seafood's existing fleet of thirteen trucks and commercial vehicles, distributing product to customers within the region between Gympie and Tweed Heads, and west to Toowoomba. These wholesaling activities present strong opportunities for Sam's Seafood to value add to its seafood product that is not otherwise sold through retailing activities.

3.2.3 Food Product and Services Distribution

The acquisition of the Gomersall's Distribution business at Redcliffe last year, provided Sam's Seafood with a ready-made established dry goods and packaged product distribution activity. This was an existing business, having been established in 1947. Acquisition of the Gomersall's Distribution business (which is now known as Sam's Seafood Redcliffe) provided hundreds of new shop customers who were then immediately exposed to the Sam's Seafood brand and frozen seafood product range. Other than frozen and packaged seafood product that is distributed to customers, Sam's Seafood also has an extensive range of products available for customers including:

- Disposable packaging;
- Paper and plastic bags;
- Catering food-stuffs and materials;
- Cleaning chemicals;
- Hand towels and other paper products; and
- A wide range of takeaway food products.

These items form part of an extensive list of products and services that are made available to wholesale customers of Sam's Seafood – predominantly in the "fish and chips" shops and other retail outlets.

A major part of the operation comprises the former Gomersall's Distribution Redcliffe business that was acquired and has now been integrated with the existing Sam's Seafood distribution operations and is now a significant contributor to the Company's overall profitability and cashflow.

3.2.4 Restaurant and Catering

Located at Suttons Beach, Redcliffe, "Sam's On Suttons" offers a variety of dining operations, complemented with spectacular ocean front views of Moreton Bay and Moreton Island. Originally built in 1937 to serve as a bathing pavilion and kiosk, the building enjoyed immense popularity amongst thousands of day trippers and holiday makers.



The Noutsatos family completed refurbishment of the complex into a restaurant and retail seafood facility. Now completely renovated and refurbished, the art deco bathing pavilion is home to fresh seafood and other culinary delights which can be enjoyed by patrons.

Located next to Sam's On Suttons is the magnificent banquet and conference centre. Surrounded by sandy beaches and parklands, this complex is the perfect venue for special events and corporate functions. The amenities will enable Sam's Seafood to accommodate functions with seating for up to 300 guests or alternatively, stand up cocktail parties for 500 guests. The state of art equipment, professional five star service, combined with high quality fresh seafood, makes for an ideal venue for business seminars and conferences

Sam's Seafood Business Overview

The Directors of Sam's Seafood are also proud of the contribution that the restaurant and conference centre is making (and will continue to make) to the local Redcliffe industry. Redcliffe Mayor, Cr. Alan Boulton was recently quoted as believing the spin offs from these projects will be enormous. "It was a real coup just to get Sam's here," he said. "They are not just attracting local people, they are marketing heavily in Brisbane and that is very beneficial to Redcliffe. We want their (day trippers') money because more money spent here means more jobs. This fellow (Mr Noutsatos) is a hell of an operator".

The Directors of Sam's Seafood intend the restaurant and conference centres to become a landmark in south-east Queensland, particularly in terms of tourism and hospitality venues and earn a reputation that is not unlike that enjoyed by the famous Doyle's Restaurants on Sydney Harbour.

3.2.5 Ancillary Activities

The business operations of Sam's Seafood are very diverse. Apart from those specific activities described above, the Company also undertakes the following:

- Seafood processing and packaging operations, carried out from the Company's premises at Hercules Street, Hamilton. Sam's Seafood is one of the largest oyster processors in Queensland, with products supplied from New South Wales, South Australia and Tasmania.
- Two (2) commercial fishing vessels, designed principally to ensure a steady flow of direct seafood product to supplement the supply of seafood product from other sources.
- Export of packaged scallops to parts of China and to Singapore.

3.3 COMPETITIVE ADVANTAGE

The competitive advantage of Sam's Seafood is a number of unique factors which include a respected brand name, a diversified business with a number of different cash flows – retail, wholesale and distribution and hence this spreads the risks. Although the operations are diversified they are operated in a very integrated way with segments feeding off each other. Sam's Seafood has a strong, focused management and motivated staff and is very aggressive in pursuing business opportunities. Sam's Seafood services niche markets that have no direct competitors in all the segments in which it operates.

Sam's Seafood has a number of long term strategic alliances with major companies such as McCains, Sealord, I&J Simplot and Goodman Fielder and also with small to medium fishing companies and processors. This ensures Sam's Seafood has product to supply to its customers when they need it. Potential competitors would have difficulty developing the business relationships necessary to move into Sam's Seafood business areas. In the food business it is essential to have total confidence in all aspects of the food supply chain in order to provide a quality product. This is an important aspect of the ISO 9002 standards certification which Sam's Seafood holds.

3.4 FUTURE ACTIVITIES

Sam's Seafood future activities will be centred on consolidation and growth that the Directors anticipate will occur in the seafood industry. The Company's proposed new cold store and processing facility will allow greater storage and processing to be undertaken and deliver large cost savings for the Group business. It will also allow an aggressive pursuit by the Company of market share in the seafood industry and the resultant larger volumes that can generate more cost savings.

Sam's on Suttons will give exposure to the restaurant and convention centre trade.

The Company also proposes to establish a retail outlet as part of its Portwood St, Redcliffe distribution centre.

The Company has embarked on an aggressive advertising campaign by various media to raise the Sam's brand image to become more synonymous with a wide range of quality seafood. This will aid direct selling as well as strengthening Sam's Seafood-branded sales through convenience stores and supermarkets.

Finally, the Board will maintain an active pursuit of other business opportunities that have the capacity to complement and value-add to existing operations or create new sources of profitability.

4 Directors and Key Management

4.1 DIRECTORS' PROFILES

Sam's Seafood has retained as directors five businessmen who have been very successful in their own fields. Their business skills will be a great asset to the future performance of the Company.

The Directors of Sam's Seafood at the date of this Prospectus are:

Grahame Denovan, Chairman (age 59 years)

During the 1960's and 1970's Mr Denovan was employed by a large national food manufacturer Marrickville Holdings Limited, where he gained a diverse practical food experience and at the same time completed courses in accounting, administration and marketing. In 1975, Mr Denovan was employed as general manager of a large export prawn processing company with responsibilities for a fleet of trawlers, processing and export marketing. In 1978 he began what grew to be the Townsville Seafood Group of Companies. As managing director he was involved in seafood processing for both the export and domestic markets. Prawns were the major product but a range of seafoods were handled including lobsters – both slipper and tropical, fin and reef fish, scallops and crabs. The business was heavily involved in marketing and distribution of a large range of food and food related products and had a large interest in retailing of seafoods.

Mr Denovan has always had an interest in fisheries management and had a close involvement in many state and federal committees including seven years as a board member of the Queensland Fisheries Management Authority.

He recently sold his business interests and now resides on the Sunshine Coast of Queensland.

Nicholas Noutsatos, Chief Executive Officer (age 36 years)

Mr Noutsatos has 20 years experience in the seafood industry and across the broad range of activities that are conducted in that industry - from the ocean to the processing floor to the boardroom.
Mr Noutsatos has had a hands-on role in growing this small family business into a successful diversified corporate group that is now planned to grow into a large successful business as an ASX-listed company.

Mr Noutsatos is a licensed commercial fisherman.

Mr Noutsatos is also an entrepreneur with interests in property development and an extensive property portfolio. He has been instrumental in the property redevelopments associated with Sam's Seafood.
Mr Noutsatos has worked hard to establish a strong and loyal relationship with the employees of Sam's Seafood and this relationship has been an extremely important factor in the business and its growth.
Mr Noutsatos is a family man who is married with four young sons.

Richard Abel, Non-Executive Director (age 50 years)

CPA, B. Bus, JP

Mr Abel has been the external accountant for Sam's Seafood since 1987, has extensive knowledge of the business, its culture and its management and has a good working relationship with the Company. He has spent all his working life in the field of taxation and accounting. Mr Abel had 13 years experience with the Australian Taxation Office working his way up to be a company auditor until he resigned in 1982 to join a private practice. He became a partner 2 years later. His practice now employs seven staff including four professionals. Mr Abel has had accounting experience with many industries in the small to medium business sector.

Bill Matthews, Non-Executive Director (age 62 years)

Mr Matthews was educated at Yanco Agricultural High School in southern New South Wales and was involved for 15 years in farming and grazing on his 1000 acre farm at Lockhart in southern New South Wales until 1975. In 1976 he started in the seafood industry at Roslyn Bay Harbour, Yeppoon purchasing and processing prawns. Mr Matthews then operated a Mothership in the Torres Straits and Gulf, and east coast fisheries in 1980-1. In 1982 he returned to Roslyn Bay to start and run a scallop and prawn processing factory which was sold in 1985. Mr Matthews was then employed by various seafood companies until 1993. In 1994, Mr Matthews started Matthews Raw Prawns, a company which has been trading successfully for seven years, purchasing and exporting seafood to various countries.

Directors and Key Management

Mr Matthews also acts as a consultant to help processing factories to become more efficient and worker friendly, has designed prawn processing equipment and has exported five prawn processing plants to clients in various countries.

Adrian Vos, Non-Executive Director
(age 47 years)

Mr Vos holds tertiary qualifications of Bachelor of Applied Science (Biology) University of Central Queensland, Graduate Diploma of Applied Finance and Investment (Securities Institute of Australia).

Mr Vos has had 28 years experience with the Queensland Department of Primary Industries in food research at that Department's Centre for Food Technology. Mr Vos has also developed a strong belief in waste minimisation and recycling and hopes to put these skills into Sam's Seafood's businesses.

Mr Vos is now an investor in equities and property. He is a member of the Australian Shareholders Association and is a strong advocate of looking after the interests of the small investor.

4.2 PROPOSED DIRECTORS

There are no proposed Directors.



Company Directors, Officers and Managers left to right: Richard Abel, Chris Henson, Adrian Vos, Nick Noutsatos, Ken Situ, Grahame Denovan, William Matthews.

4.3 SENIOR MANAGEMENT

The Sam's Seafood senior management team includes:


Nick Noutsatos
CHIEF EXECUTIVE OFFICER
Chris Henson
GENERAL MANAGER
Ken Situ
CHIEF FINANCIAL OFFICER/ COMPANY SECRETARY
Phung Hanh
ACCOUNTS MANAGER
Harry Georges
COLDSTORE MANAGER
Jason Simpson
MARKETING MANAGER
Peter Lynagh
MANAGER- GOMERSALL'S
Toula Noutsatos
SALES MANAGER
Paul Georges
OPERATIONS MANAGER
Trish O'Reilly
MANAGER- SUTTONS BEACH
Ann Hanh
PROCESS MANAGER

5 Share Capital Structure

5.1 DETAILS OF SHARE CAPITAL

Set out below is an analysis of the issued share capital of the Company upon successful completion of the Offer, depending upon the number of shares held by the Vendor Shareholders that are sold under this Prospectus.

Firstly, on the assumption that the full 5,000,000 shares of the Vendor Shareholders are sold, the share capital structure will be as follows:

Description of Offer	Number of Shares	Percentage of Issued Shares
Shares to be held by Vendor Shareholders*	15,173,101	65.5%
Shares offered under this Prospectus	8,000,000	34.5%
TOTAL	**23,173,101**	**100.0%**

*Details of the shares to be issued to the Vendor Shareholders are set out in Sections 9.3 and 9.4.

If none of the 5,000,000 shares of the Vendor Shareholders are sold pursuant to this Prospectus, the share capital structure will then be as follows:

Description of Offer	Number of Shares	Percentage of Issued Shares
Shares to be held by Vendor Shareholders*	20,173,101	87.1%
Shares offered under this Prospectus	3,000,000	12.9%
TOTAL	**23,173,101**	**100.0%**

*Details of the shares to be issued to the Vendor Shareholders are set out in Sections 9.3 and 9.4.

5.2 DETAILS OF OPTIONS

There are no options on issue in the Company either to the Directors, employees or any other person.







Suttons Beach Restaurant

6 Financial Information

6.1 BASIS OF PREPARATION OF FINANCIAL INFORMATION

Sam's Seafood Group business activities comprises:

- seafood retail;
- seafood wholesale and distribution;
- other food product and service distribution;
- restaurant and hospitality; and
- ancillary operations comprising export, commercial fishing and seafood processing.

Sam's Seafood business, other than Sam's on Suttons is currently operated through a partnership structure, whilst Sam's on Suttons is operated through the Noutsatos Business Trust. Sam's Seafood Group has contracted to acquire the operations of Sam's Seafood from the partnership and trust effective 1 July 2001 and 1 February 2002 respectively.

The notional historical earnings of Sam's Seafood Group comprises:

- the actual trading results of Sam's Seafood's retail, wholesale, and ancillary activities for the year ended 30 June 2001;
- the actual trading results of Sam's Seafood's other food product and service distribution operations for the period since acquisition of Sam's Seafood Redcliffe, being 1 September 2000 to 30 June 2001; and
- notional adjustments relating to public and listed entity costs expected to be incurred on an ongoing basis, including amortisation of goodwill associated with the purchase of Sam's Seafood business.

The notional adjustments have been recognised to enhance comparability of the notional historical earnings for the year ended 30 June 2001, with the Directors' reported forecasts for the year ending 30 June 2002.

The Directors' reported forecasts comprise the operations of the Sam's Seafood businesses, other than Sam's on Suttons, for the year ending 30 June 2002, as these activities are being acquired by Sam's Seafood Group effective 1 July 2001. Sam's on Suttons operations have been incorporated in the forecasts for the five months ending 30 June 2002, as this activity is being acquired effective 1 February 2002.



Financial Information

6.2 EARNINGS SUMMARY

The table below summaries the reviewed notional historical financial earnings of the Sam's Seafood Group for the year ended 30 June 2001 and the Directors' reported forecasts for the year ending 30 June 2002.

	2001 Notional historical earnings $'000	2002 Directors' reported forecasts $'000
REVENUE		
Sales	27,071	33,635
Other income	29	55
	27,100	33,690
EXPENSES		
Cost of sales	18,695	24,137
Employee benefits and on-costs	2,647	3,580
Depreciation and amortisation	291	165
Interest	37	90
Rent	120	120
Other expenses	2,130	2,069
	23,920	30,161
	3,180	3,529
Amortisation of goodwill	(888)	(888)
Net profit before income tax expense	2,292	2,641
Income tax expense	(974)	(1,059)
Net profit	$1,318	$1,582

6.3 SUMMARY OF SIGNIFICANT ASSUMPTIONS

The following are the significant assumptions underlying the Directors' reported forecasts. These assumptions should be read in conjunction with information contained elsewhere in this Prospectus including Sections 3, 7 and 9.

General assumptions

- No material adverse change in the economic conditions, technologies and product supply / demand outlook in Sam's Seafood's operating markets will occur prior to the end of the forecast period;
- No change in Australian Generally Accepted Accounting Principles or the Corporations Act that would have a material effect on Sam's Seafood's reported financial results and cash flows will occur during the forecast period;
- No material adverse change to regulatory or taxation regimes will occur in Australia during the forecast period;
- Sam's Seafood undertakes no material acquisitions, investments or further issue of ordinary shares during the forecast period;
- There are no material claims or litigation awarded to or against Sam's Seafood;
- The accounting policies will remain consistent with the stated accounting policies for the forecast period;
- The costs associated with the restructuring of the ownership of Sam's Seafood and listing of Sam's Seafood on the Australian Stock Exchange are

Financial Information

estimated not to exceed $600,000 and will be applied against Sam's Seafood's contributed equity;

- There is no material change in Sam's Seafood's business from that outlined in the Prospectus; and
- No material industrial relations disruptions.

Specific assumptions

- Operating revenues have been based upon existing sales activities, in particular;
  - Retail and wholesale sales revenue will grow at a rate of 5%;
  - Sales revenue from frozen products will occur in accordance with contracted margins and volumes;
  - Other food product and service distribution revenue has been determined based upon actual monthly sales levels for July and August 2001;
  - Sam's on Suttons restaurant sales have been determined based upon actual monthly sales levels for July and August 2001;
  - Sam's on Suttons restaurant sales have been recognised for the five months ending 30 June 2002 as this activity is being acquired effective 1 February 2002;
- Gross margins from individual product lines are expected to be maintained at those margins achieved in the year ended 30 June 2001, or in accordance with contracts;
- Operating and administration costs have been based upon historical costs and expected productivity levels, with allowance for public and listed entity cost expected to be incurred on an ongoing basis, including amortisation of goodwill;
- Existing supplier terms and conditions will continue to operate during the forecast period;
- Cold storage costs are expected to reduce following the construction of a large modern cold store and processing room at Lavarack Avenue which is estimated to be in operation by March 2002;
- A weighted average interest rate of approximately 8% on bank loans, hire purchase and lease liabilities is assumed throughout the forecast period;
- Employee benefits have been calculated based upon actual payroll costs, allowing for Christmas and Easter period loadings;
- Superannuation contributions have been determined at 8%;
- Payroll tax has been calculated at a flat 4.8%;
- Sam's on Suttons operating costs have been recognised for the five months ending 30 June 2002.

The Prospectus includes a provision to accept oversubscriptions of up to $2,000,000. The financial impact of this transaction has not been incorporated into the Directors' reported forecasts for the year ending 30 June 2002. The proceeds raised by way of oversubscriptions are to be applied towards the reduction of existing bank facilities, or to provide further working capital for existing activities and future expansion.







7 Risk Factors

Activities of Sam's Seafood, as in any business, are subject to risks which may impact on its future performance. Sam's Seafood has appropriate actions, systems and safeguards (including standard industry insurances) for known risks however, some are outside Sam's Seafood's control. The principal risks include the following:

7.1 COMPETITION

The Company faces (and will no doubt face in the future) a variety of competitors in the markets where Sam's Seafood's products and services are sold. It may be possible for competitors to exert pressure on the Company through competitive pricing strategies. The ability of a current or new competitor (from both here in Australia as well as overseas) to have such an impact in the Company's markets could adversely impact on the financial performance of the Company. Similar competing services currently exist for the services of the Company.

The Company intends to maintain and expand brand awareness throughout the marketplace. However, there can be no guarantee that the Company's efforts to maintain and increase market share will be successful.



7.2 SUPPLY AND MAJOR CUSTOMER CONTRACTUAL ARRANGEMENTS

The Company relies, to a considerable degree, on the commercial relationships it has established over a number of years with various parties in the seafood industry. These range from suppliers of seafood product through to major supermarket chains, for example, who purchase product from the Company. These relationships have evolved and been enhanced by long periods of commercial dealings and are not, in virtually all cases, supported by any written contractual documentation. The absence of contractual documents to underpin these commercial relationships should be regarded as an inherent risk that could impact on the Company's activities. However, while the Directors will take steps to document formal arrangements where considered necessary and appropriate, they firmly believe that in this seafood supply industry, it is the strength of the commercial relationship that underpins the continuity of dealing, and not the formal legal documentation.

7.3 PRODUCT LIABILITY

Almost all product sold by the Company through its retail and wholesale operations is for human consumption. As a consequence the Company has established a variety of strict food hygiene protocols within its operations. The health and satisfaction of end-consumers is of the highest priority to the Company, as a food poisoning incident (for example) may not only harm the particular consumers, but irreparably damage the Company's overall reputation and financial prospects.

7.4 CUSTOMER LOYALTY

A key aspect of the Company's management focus is to have in place various customer loyalty programs which are designed to not only attract new customers in the first instance but maintain them as customers and reliable ongoing promoters of Sam's Seafood products. One program involves the Shareholder Reward Plan, details of which are set out in Section 10.7. The ability of the Company to maintain a strong client base may impact on future profitability.

7.5 KEY PERSONNEL

One of the Company's key resources is its personnel. The loss of key executives, management and staff as well as the inability to attract and retain high quality personnel could impact on the ability of the

Risk Factors

Company to maintain the growth of its business activities. To address this risk, the Company has in place employment contracts with senior executives and management.

The Company's success depends on identifying, hiring, training and retaining skilled personnel.

7.6 SHARE PRICE FLUCTUATIONS

The market price of the Company's shares on the ASX will be subject to varied and often unpredictable influences in the share market, both from Australia, and overseas.

7.7 GOVERNMENT POLICY AND REGULATION

Changes in relevant taxation, interest rates, other legal and administrative regimes, and government policies in Australia and overseas may adversely affect the financial performance of the Company, its services and the market price of its shares. Furthermore, the industry is subject to general competition law. This may have a significant impact on the business, its operations and the competitive environment for industry participants.

7.8 FINANCIAL FORECASTS

There can be no guarantee that the assumptions on which the financial forecasts of the Directors are based will ultimately prove to be valid or accurate. These forecasts are based upon best estimates and assumptions about certain events and circumstances which have not yet taken place and they may be subject to variation. Accordingly, there can be no assurance that the forecast results will be achieved.


SAM'S

7.9 CORPORATE RESTRUCTURE - LICENSING

The Company is required to hold a significant number of statutory licenses and approvals in order to carry out its business activities. The corporate restructure documents referred to in Sections 9.3 and 9.4 make provision for those existing licenses and approvals to be transferred across to the Group. However, some of these may not be transferable and new licenses and approvals will need to be applied for by the Company. Any delays or inability on the part of the Company and other members of the Group (as the case may be) to acquire and hold the necessary licenses and approvals may impact on the Company's business activities.



7.10 GENERAL ECONOMIC CONDITIONS

The impact of the 11 September 2001 attacks in the United States and that country's subsequent response has created significant instability and uncertainty in world markets. Any prolonged economic slow down of the Australian economy or other economies in which the Company operates as well as fluctuations between the Australian dollar and the currency of countries in which the Company operates, may have a significant adverse impact on financial performance.



Independent Accountant's Report

Douglas Heck & Burrell | Chartered Accountants
Share Registries
Consultants

24 October 2001

The Chairman
Board of Directors
Sam's Seafood Holdings Limited
15 Hercules Street
HAMILTON QLD 4007

Dear Sir,

INDEPENDENT ACCOUNTANT'S REPORT

INTRODUCTION

We have prepared this report at the request of the Directors of Sam's Seafood Holdings Limited ("Sam's Seafood") for inclusion in a Prospectus to be dated on or about 29 October 2001 relating to an offer to the public, at a price of $1.00 each, of 3,000,000 ordinary shares to be issued by Sam's Seafood, and 5,000,000 ordinary shares to be offered for sale by Vendor Shareholders. The Prospectus also includes a provision for oversubscriptions of 2,000,000 ordinary shares to be issued by Sam's Seafood.

OFFER

The purpose for the offer is to allow Vendor Shareholders to realise part of their investment in Sam's Seafood and to provide additional working capital, and to satisfy costs associated with the restructuring of the ownership of Sam's Seafood and listing of Sam's Seafood on the Australian Stock Exchange.

Further details of the offers and transactions contemplated by the Prospectus are set out in Sections 1 and 2 of the Prospectus.

BACKGROUND INFORMATION

Sam's Seafood was established in 1984 in Brisbane as a family business. The Noutsatos family saw a growing demand for quality seafood, not only for domestic consumption but also on a wholesale basis catering to shops, restaurants and hotels. Sam's Seafood business activities now comprise of:

- seafood retail;
- seafood wholesale and distribution;
- other food product and service distribution;
- restaurant and hospitality; and
- ancillary operations comprising export, commercial fishing and seafood processing.

Sam's Seafood business, other than Sam's on Suttons, is currently operated through a partnership structure, whilst Sam's on Suttons is operated through the Noutsatos Business Trust. Sam's Seafood Group has contracted to acquire the operations of Sam's Seafood from the partnership and trust effective 1 July 2001 and 1 February 2002 respectively.

Further details of the operating of the business activities of Sam's Seafood and material contracts contemplated by the Prospectus are set out in Sections 3 and 9 of the Prospectus.

SCOPE OF THE EXAMINATION

We have been requested to prepare an Independent Accountant's Report on Sam's Seafood Group's notional historical earnings for the year ended 30 June 2001 (as set out in Appendix A), the pro forma statement of financial position as at 1 July 2001 (as set out in Appendix B), and on the Directors' reported forecasts for the year ending 30 June 2002 (as set out in Appendix C), including the assumptions on which the reported forecasts are based.

Level 21
300 Queen Street
Brisbane

GPO Box 35
Brisbane 4001
Australia

Telephone 07 3228 4000
Facsimile 07 3221 6420
Email info@dhb.com.au

Independent Accountant's Report

Douglas Heck & Burrell | Chartered Accountants
Share Registries
Consultants

The notional historical earnings of Sam's Seafood Group comprises:

- the actual trading results of Sam's Seafood's retail, wholesale, and ancillary activities for the year ended 30 June 2001;
- the actual trading results of Sam's Seafood's other food product and service distribution operations for the period since acquisition of Sam's Seafood Redcliffe, being 1 September 2000 to 30 June 2001; and
- notional adjustments relating to public and listed entity costs expected to be incurred on an ongoing basis, including amortisation of goodwill associated with the purchase of Sam's Seafood business by Sam's Seafood Group.

The notional adjustments have been recognised to enhance comparability of the notional historical earnings for the year ended 30 June 2001, with the Directors' reported forecasts for the year ending 30 June 2002.

The pro forma statement of financial position has been prepared assuming that the transactions contemplated by the Prospectus had taken place as at 1 July 2001.

The Directors' reported forecasts comprises of the operations of Sam's Seafood business, other than Sam's on Suttons, for the year ending 30 June 2002, as these activities are being acquired by Sam's Seafood Group effective 1 July 2001. Sam's on Suttons operations have been incorporated in the forecasts for the five months ending 30 June 2002, as this activity is being acquired effective 1 February 2002.

The Directors are solely responsible for the preparation and presentation of the Directors' reported forecasts for the year ending 30 June 2002, including the assumptions on which the forecasts are based, as set out in Section 6 of the Prospectus.

Report on Notional Historical Earnings and Pro forma Statement of Financial Position

We have performed a review of the notional historical earnings for the year ended 30 June 2001, and pro forma statement of financial position as at 1 July 2001. Our reviews were performed, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the notional historical earnings, and pro forma statement of financial position are not presented fairly in accordance with applicable Accounting Standards and other mandatory professional reporting requirements in Australia.

Our reviews were conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". A review is limited to inquiries of Sam's Seafood Group personnel, reading of supporting workpapers and other documents, analytical review procedures applied to the financial data, performance of certain limited verification procedures and reviewing the consistency in application of Accounting Standards and accounting policies (as set out in Appendix D).

These review procedures are substantially less in scope than an audit examination conducted in accordance with Australian Auditing Standards, the purpose of which is the expression of an opinion on the financial information taken as a whole. As such, the level of assurance provided is less than that given in an audit. We have not performed an audit and, accordingly we do not express an audit opinion on, the notional historical earnings or the pro forma statement of financial position.

The transactions contemplated by the Prospectus consist of the following:

- the allotment of 19,943,000 ordinary shares to Vendor Shareholders at $0.80 each in satisfaction of the payment of $15,954,400 being the net of
  - an Independent Valuation of $19,300,000 for the Sam's Seafood business, other than Sam's on Suttons, including land and buildings at 164 Lavarack Avenue, Eagle Farm, and 32-38 Portwood Street, Redcliffe and plant and equipment associated with those operations;
  - $2,123,664 for working capital assets, and
  - the assumption of liabilities totalling $5,469,264.
- the allotment of 3,000,000 ordinary shares to the public at $1.00 each;
- the allotment of 230,001 ordinary shares at $1.00 each to acquire the net assets of Sam's Seafood Lifestyles effective 1 February 2002;
- the payment of stamp duty on the purchase of Sam's Seafood business of approximately $900,000; and

Independent Accountant's Report

Douglas Heck & Burrell | Chartered Accountants
Share Registries
Consultants

- the payment of expenses, including commissions, in relation to the Prospectus which are estimated not to exceed $600,000.

The Prospectus includes a provision to accept oversubscriptions of up to a $2,000,000. The financial impact of this transaction has not been incorporated into either the pro forma statement of financial position as at 1 July 2001 nor the Directors' reported forecasts for the year ending 30 June 2002. The proceeds raised by way of oversubscriptions are to be applied towards the reduction of existing bank facilities, or to provide further working capital for existing activities and future expansion.

On completion of the above transactions the contributed capital of Sam's Seafood Group will be as set out as follows:

Shares	Description	Amount $
100	Allocation to Vendor Shareholders on incorporation of Sam's Seafood Holdings Limited	100
19,943,000	Allocation to Vendor Shareholders in satisfaction of the acquisition of Sam's Seafood business at $0.80 each	15,954,400
230,001	Allocation of shares to acquire net assets of Sam's on Suttons at $1.00 each	230,001
3,000,000	Issue of shares to the public under this Prospectus at $1.00 each	3,000,000
-	Transaction costs associated with equity raising	(600,000)
23,173,101	**Totals**	18,584,501

Report on Directors' Reported Forecasts

We have reviewed the Directors' reported forecasts for the year ending 30 June 2002, together with the assumptions on which the reported forecasts are based, as set out in Section 6 of the Prospectus.

Our review was conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". A review is limited to inquiries of Sam's Seafood Group personnel, reading of supporting workpapers and other documents, analytical review procedures applied to the financial data, performance of certain limited verification procedures and reviewing the consistency in application of Accounting Standards and accounting policies (as set out in Appendix D).

These procedures have been undertaken in order to state whether, in all material respects, the assumptions provide a reasonable basis for the preparation of the reported forecasts, and that the reported forecasts are, properly prepared on the basis of the assumptions, and presented on a basis consistent with the accounting policies disclosed in Appendix D of this report, and are in accordance with applicable Australian Accounting Standards.

The Directors' reported forecasts have been provided as a guide to prospective investors as to the future profitability of Sam's Seafood Group for the year ending 30 June 2002. The reported forecasts have been prepared using a combination of best estimates and assumptions about future events and management's action, which are subject to significant uncertainties and contingencies, many of which are outside the control of the Directors of Sam's Seafood Group. Accordingly, actual results during the forecast period may vary materially from the forecasts, as it is often the case that some events and circumstances do not occur as expected, or are not anticipated. Consequently, prospective investors are cautioned that the reported forecasts may not be appropriate for purposes other than that described in the Prospectus.

We do not express an opinion as to whether the results of the Sam's Seafood Group for the year ending 30 June 2002 will approximate those forecasts because assumptions regarding future events are by their nature not capable of independent substantiation.

STATEMENTS

Notional Historical Earnings and Pro forma Statement of Financial Position

Independent Accountant's Report

Douglas Heck & Burrell | Chartered Accountants
Share Registries
Consultants

present fairly in accordance with applicable Accounting Standards and other mandatory professional reporting requirements in Australia, the results and financial position of the Sam's Seafood Group, as applicable, on the basis set out in the Prospectus.

Directors' Reported Forecasts

Based on our review, which is not an audit:

(i) nothing has come to our attention, which causes us to believe that the Directors' assumptions do not provide a reasonable basis for the preparation of the Directors' reported forecasts for the year ending 30 June 2002;

(ii) the Directors' reported forecasts are properly prepared on the basis of those assumptions; and

(iii) the Directors' reported forecasts are presented on a basis consistent with the accounting policies presently used by the Sam's Seafood Group and is presented in accordance with applicable Australian Accounting Standards.

Even if the events anticipated under the assumptions occur, actual results are likely to be different from the reported forecasts since anticipated events frequently do not occur as expected and the variation may be material. Accordingly, we express no opinion as to whether the Directors' reported forecasts will be achieved.

SUBSEQUENT EVENTS

Other than the matters dealt with in this report, to the best of our knowledge and belief, there have been no material items, transactions or events subsequent to 30 June 2001 to the date of this report which would require comment or adjustment to the information contained in this report or which would cause such information to be misleading.

DISCLOSURE

Douglas Heck & Burrell does not have any pecuniary interests that could reasonably be regarded as being capable of affecting its ability to give an unbiased opinion in relation to this matter. Douglas Heck & Burrell will receive a professional fee for the preparation of this report. The Partners of Douglas Heck & Burrell do not hold nor have any interest in any ordinary shares of the Sam's Seafood Group.

Sam's Seafood has agreed to indemnify and hold harmless Douglas Heck & Burrell and its employees from any claims arising out of misstatements or omission in any material or information supplied by the Directors.

Consent to the inclusion of the Independent Accountant's Report in the Prospectus in the form and context in which it appears has been given. At the date of this report our consent has not been withdrawn.

Yours faithfully

DOUGLAS HECK & BURRELL

Chartered Accountants

Russell Brown

Partner

Encl.

Appendix A

NOTIONAL HISTORICAL EARNINGS
FOR THE YEAR ENDED 30 JUNE 2001

	Sam's Seafood Group $'000	Sam's Seafood Holdings Limited $'000
REVENUE		
Sales	27,071	-
Interest from controlled entities	-	1,460
Management fee from controlled entities	-	350
Other income	29	-
	27,100	1,810
EXPENSES		
Cost of sales	18,695	-
Employee benefits and on-costs	2,647	100
Depreciation and amortisation	291	-
Interest	37	-
Rent	120	-
Other expenses	2,130	200
	23,920	300
	3,180	1,510
Amortisation of goodwill	(888)	-
Net profit before income tax expense	2,292	1,510
Income tax expense	(974)	(453)
Net profit	$1,318	$1,057

Appendix B

PRO FORMA STATEMENT OF FINANCIAL POSITION AS AT 1 JULY 2001

	Sam's Seafood Group $'000	Sam's Seafood Holdings Limited $'000
Current Assets		
Cash	1,534	-
Receivables	866	-
Inventories	1,256	-
Other	1	-
Total Current Assets	3,657	-
Non-Current Assets		
Loans to controlled entities	-	18,355
Property, plant and equipment	5,611	-
Investments	17	-
Investments in controlled entities	-	230
Intangible assets	17,759	-
Total Non-Current Assets	23,387	18,585
Total Assets	27,044	18,585
Current Liabilities		
Bank overdraft	397	-
Trade creditors	2,934	-
HP and lease liabilities	503	-
Bank loans	81	-
Provisions	117	-
Total Current Liabilities	4,032	-
Non-Current Liabilities		
HP and lease liabilities	1,923	-
Bank loans	2,434	-
Provisions	70	-
Total Non-Current Liabilities	4,427	-
Total Liabilities	8,459	-
Net Assets	18,585	18,585
Equity		
Contributed equity	18,585	18,585
Retained profits	-	-
Total Equity	18,585	18,585

Appendix C

DIRECTORS' REPORTED FORECASTS FOR THE YEAR ENDING 30 JUNE 2002

	Sam's Seafood Group $'000	Sam's Seafood Holdings Limited $'000
REVENUE		
Sales	33,635	-
Interest from controlled entities	-	1,460
Management fee from controlled entities	-	350
Other income	55	-
	33,690	1,810
EXPENSES		
Cost of sales	24,137	-
Employee benefits and on-costs	3,580	100
Depreciation and amortisation	165	-
Interest	90	-
Rent	120	-
Other expenses	2,069	200
	30,161	300
	3,529	1,510
Amortisation of goodwill	(888)	-
Net profit before income tax expense	2,641	1,510
Income tax expense	(1,059)	(453)
Net profit	$1,582	$1,057



Appendix D

NOTES TO AND FORMING PART OF THE PRO FORMA STATEMENT OF FINANCIAL POSITION AS AT 1 JULY 2001

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This pro forma statement of financial position has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

It is prepared in accordance with the historical cost convention.

The following specific accounting policies are consistent with those accounting policies adopted by Sam's Seafood entities in previous periods and have been adopted in the preparation of these pro forma financial statements.

(a) Principles of Consolidation

The pro forma statement of financial position incorporates the assets and liabilities of all entities controlled by Sam's Seafood Holdings Limited as if the Sam's Seafood Group existed at that point in time and that the transactions contemplated by the Prospectus dated on or about 24 October 2001 had occurred effective 1 July 2001. Sam's Seafood and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity are eliminated in full.

(b) Acquisition of Assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributed to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the acquisition date. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

(c) Recoverable Amount of Non-Current Assets

The recoverable amount of an asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal.

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant groups of assets. The decrement in the carrying amount is recognised as an expense in net profit or loss in the reporting period in which the recoverable amount write-down occurs.

The expected net cash flows included in determining recoverable amount of non-current assets are not discounted to their present values.

(d) Receivables

All trade debtors are recognised at the amounts receivable as they are due for settlement within normal trading terms of 30 days or in accordance with contractual terms. The ability to collect trade debtors is reviewed on an ongoing basis. Unrecoverable debts are written off and a provision is made where the ability to collect is uncertain.

(e) Inventories

Inventories are valued at the lower of cost and net realisable value.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

- Raw materials – purchase cost on a first-in-first-out basis; and
- Finished goods and work in progress – cost of direct material and labour and a proportion of manufacturing overheads based on normal operating capacity.

(f) Property, Plant and Equipment

Property, plant and equipment are brought to account at cost less, where applicable, any accumulated depreciation or amortisation. The carrying amount of property, plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets.

Appendix D

The depreciable amount of all fixed assets including buildings, but excluding freehold land, is depreciated over their useful lives commencing from the time the asset is held ready for use.

The gain or loss on disposal of all fixed assets is determined as the difference between the carrying amount of the asset at the time of disposal and the proceeds of disposal, and is included in operating profit before income tax in the year of disposal.

(g) Depreciation

Operating assets such as buildings, vehicles and other equipment are depreciated on a prime cost or diminishing value basis so as to allocate their net costs against revenue over their estimated useful lives. Buildings are depreciated at 2.5% per annum and other assets at rates of between 10-25% per annum.

(h) Income Tax

The company has adopted the liability method of tax-effect accounting whereby the income tax expense shown in the statement of financial performance is based on the profit from ordinary activities before income tax adjusted for any permanent differences.

Timing differences, which arise due to the different accounting periods in which items of revenue and expense are included in the determination of profit from ordinary activities before income tax and taxable income are brought to account as either provision for deferred income tax or an asset described as future income tax benefit at the rate of income tax applicable to the period in which the benefit will be received or the liability will become payable.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits in relation to tax losses are not brought to account unless there is virtual certainty of realisation of the benefit.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation, the anticipation that the company will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

(i)Trade and Other Creditors

These amounts represent liability for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(j) Employee Entitlements

Provision is made for the company's liability for employee entitlements arising from services rendered to balance date. Employee entitlements expected to be settled within one year together with entitlements arising from salaries and wages and annual leave which will be settled after one year, have been measured at their nominal amount.

Contributions are made by the company to an employee superannuation fund and are charged as expenses when incurred.

(k) Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the company and the revenue can be reliably measured.
The following specific recognition criteria must also be met before revenue is recognised:

Sale of Goods
Control of goods has passed to the buyer.

Goods and Services Tax
GST received from customers is included in cash flows from customers. GST paid on supplies is included in payments to suppliers and employees. GST on acquisitions of plant and equipment is included in payment to suppliers and employees. GST paid to the Australian Tax Office is included in payments to suppliers. GST is not included in revenue and expenses and is included in receivables and payables.

(l) Cash

For purposes of the statements of cash flows, cash includes deposits at call which are readily convertible to cash on hand and are subject to an insignificant risk of change in value.

(m) Intangibles

Intangibles are amortised by the straight line method over the period during which benefits are expected to be received. This is taken as being 20 years.

Appendix D

(n) Operating Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating Leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis.

Finance Leases

Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the company are capitalised at the present value of the minimum lease payments and disclosed as plant and equipment under lease. A lease liability of equal value is also recognised.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and charged directly to profit and loss.

2 FINANCE FACILITIES

The assumption of liabilities of Sam's Seafood business as at 1 July 2001 includes the following finance facilities:

(a) Overdraft facility of $400,000 renewable annually; and

(b) Commercial Mortgage Instalment loans totalling approximately $1,155,000 maturing August 2010 with annual principal and interest repayments of approximately $178,000.

These finance facilities are fully secured, the details of which are set out in Section 9 of the Prospectus.

The acquisition of Sam's on Suttons net assets is expected to include Commercial Mortgage Instalments loans totalling approximately $1,360,000 secured against the assets and undertakings of Sam's on Suttons.


This boat is not an asset of the Company

This is not an asset of the Company



9 Material Contracts

The Company is a party to a number of material agreements. A summary of each of those agreements is set out below:-

9.1 EXECUTIVE SERVICE AGREEMENT - NICHOLAS NOUTSATOS

The Company has entered into an Executive Service Agreement with Nicholas Noutsatos, dated 29 October 2001. Mr Noutsatos has been appointed as Chief Executive Officer of the Company for an initial term of 5 years. At the expiration of the initial term, the Agreement will continue indefinitely unless terminated in accordance with the terms of the Agreement.

Under this Agreement, Mr Noutsatos receives a base remuneration of $80,000 per annum (together with statutory leave and superannuation entitlements). Mr Noutsatos' remuneration is reviewable on an annual basis. The Directors believe the remuneration is appropriate for the duties allocated to Mr Noutsatos, the size of the Company's business and the industry in which the Company operates.

The Company is obliged to reimburse Mr Noutsatos for all reasonable and necessary expenses incurred by him in providing his executive services. Under this Agreement, Mr Noutsatos is restricted from directly or indirectly holding any interest in any business whose primary activities are of a like nature to the business carried on by the Company for a period of three months from the termination of the Agreement.

9.2 HERCULES STREET LEASE

The Company (though its wholly owned controlled entity Sam's Seafood Hamilton) has entered an Agreement to Lease the premises which are currently occupied by the Sam's Seafood business, located at 15 Hercules Street, Hamilton. The Agreement to Lease is conditional on the completion of the acquisition of the Sam's Seafood business, details of which are set out in Section 9.3 below.

Pursuant to the Agreement, the lease of 15 Hercules Street will be for a period of five years, with two options to renew for a further period of five years each. The owners of the Hercules Street premises include Mr Nicholas Noutsatos and the Vendor Shareholders.

The rental payable by the Company pursuant to the Lease will be $117,000 per annum, based on a market rental appraisal obtained by the Directors of the Company. In addition to this rental, the Company will be liable to pay outgoings in respect of the premises.

The Company has also been granted a first right of refusal in respect of any proposed sale of the premises.

The terms and conditions of the Agreement to Lease, and the Lease itself, are otherwise on a normal commercial basis for a property transaction of this nature.

9.3 SAM'S SEAFOOD ACQUISITION AGREEMENTS

The Sam's Seafood business is currently operated through a partnership structure, comprising the Vendor Shareholders. Accordingly, a number of Agreements have been entered into pursuant to which the Sam's Seafood business and the assets comprising that business will be acquired by the Group.

(a) Acquisition of Sam's Seafood Business by the Company

The Company has entered a Sale of Business Agreement with Nicholas Noutsatos, Tania Noutsatos, Shirley Noutsatos and Kristina Georges. Pursuant to this Agreement, the Company will acquire the Sam's Seafood business as at 1 July 2001 and all assets associated with that business from the Vendors, as well as assuming all existing liabilities associated with the business. The consideration for the business was based on an independent expert report. Details of the existing loan arrangements of the business are set out in Section 9.5 below.

In consideration for the transfer of their interest in the business, the Vendor Shareholders will be issued with the following shares in the Company:

- Nicholas Noutsatos – 7,977,200 ordinary shares;
- Tania Noutsatos – 5,982,900 ordinary shares;
- Shirley Noutsatos – 3,988,600 ordinary shares; and
- Kristina Georges – 1,994,300 ordinary shares.

The completion of this Agreement is conditional upon the minimum subscription being raised by the Company pursuant to this Offer. Accordingly, the shares to be issued to the Vendor Shareholders, as listed above, will not be issued until such time as the minimum subscription has been raised by the Company.

Pursuant to the terms of the Agreement, the Company will be liable to pay stamp duty in respect

Material Contracts

of this transaction, details of which are set out in Section 1.7.3 of this Prospectus.

(b) Sam's Seafood Hamilton

The Company has entered an Agreement with its controlled entity, Sam's Seafood Hamilton pursuant to which the assets relevant to the Sam's Seafood business at Hamilton will be transferred to Sam's Seafood Hamilton.

The completion of this Agreement is conditional upon the completion of the Agreement referred to in Section 9.3(a).

Following completion of this Agreement, the business activities conducted at the Hamilton premises, namely seafood retail, wholesale, distribution and processing activities will be conducted by Sam's Seafood Hamilton.

(c) Sam's Seafood Redcliffe

The Company has entered an Agreement with its controlled entity, Sam's Seafood Redcliffe pursuant to which the assets relevant to the Sam's Seafood business at Portwood Street, Redcliffe will be transferred to Sam's Seafood Redcliffe.

The completion of this Agreement is conditional upon the completion of the Agreement referred to in Section 9.3(a).

Following completion of this Agreement, the business activities conducted at the Portwood Street premises, namely dry goods and packaged product distribution activity will be conducted by Sam's Seafood Redcliffe.

(d) Sam's Seafood Properties

As part of the acquisition of the Sam's Seafood business by the Company, the freehold property which is located at 164 Lavarack Avenue, Eagle Farm and 32-38 Portwood Street, Redcliffe will be acquired by the Company.

The Company has entered an Agreement pursuant to which these properties will be transferred to its wholly owned controlled entity, Sam's Seafood Properties.

The completion of the land transfers to Sam's Seafood Properties is conditional upon the completion of the Sale of Business Agreement referred to in Section 9.3(a).

9.4 SAM'S ON SUTTONS ACQUISITION AGREEMENT

(a) Sale of Business Agreement

The business known as Sam's on Suttons is currently operated by Suttons Beach Enterprises Pty Ltd ACN 095 329 221 as trustee for the Noutsatos Business Trust, a trust associated with Nicholas and Tania Noutsatos.

Suttons Beach Enterprises Pty Ltd has entered an agreement with Sam's Seafood Lifestyles (an entity which is currently a wholly owned controlled entity of Suttons Beach Enterprises Pty Ltd) pursuant to which the business known as "Sam's on Suttons" will be acquired by Sam's Seafood Lifestyles, in consideration for the issue of 230,000 shares in Sam's Seafood Lifestyles.

The acquisition of the Sam's on Suttons business by Sam's Seafood Lifestyles is conditional upon minimum subscription being raised pursuant to this Prospectus and the consent of the Redcliffe City Council to the assignment of the Lease relating to the premises where the business is conducted.

The completion date can be no earlier than 1 February 2002.

(b) Share Sale Agreement

In addition to the Sale of Business Agreement relating to Sam's on Suttons, the Company has entered an Agreement for the acquisition of all of the issued share capital of Sam's Seafood Lifestyles from Suttons Beach Enterprises Pty Ltd. Completion of this Share Sale Agreement is conditional upon the completion of the Sale of Business Agreement in respect of Sam's on Suttons referred to above.

In consideration for the acquisition of the issued capital of Sam's Seafood Lifestyles, the Company will issue 230,001 ordinary shares to Suttons Beach Enterprises Pty Ltd.

Following completion of the Agreements relating to Sam's on Suttons, that business will be owned and operated by Sam's Seafood Lifestyles, which will be a wholly owned controlled entity of the Company.

9.5 EXISTING LOAN FACILITY AGREEMENTS

As part of the acquisition of the Sam's Seafood business by the Company, both the assets and the

Material Contracts

liabilities of the business will be transferred to the Company. Accordingly, the Company will assume the liabilities of the Sam's Seafood business, as at 1 July 2001, in the form of loans and other financial accommodation, summarised as follows:

(a) Commonwealth Bank of Australia

Following completion of the Sale of Business Agreement referred to in Section 9.3(a) above, the Company will assume liability in respect of an overdraft facility with the Commonwealth Bank of Australia and other associated financial accommodation. The amount outstanding in respect of such financial arrangements is approximately $400,000.

The Commonwealth Bank of Australia currently has security in respect of the financial accommodation provided to Sam's Seafood in the form of a registered bill of sale and equitable mortgage over the assets of the Sam's Seafood business. Accordingly, it will be necessary for the consent of the Commonwealth Bank of Australia to be obtained in order for the Sale of Business Agreement referred to in Section 9.3(a) to be completed. The Company anticipates that appropriate alternative security arrangements will be required to be made with the Commonwealth Bank of Australia.

(b) National Australia Bank

The National Australia Bank has provided financial accommodation by way of a Business Secure Instalment Loan to the Vendor Shareholders. Pursuant to the terms of the Sale of Business Agreement referred to in Section 9.3(a) above, the liability in respect of this loan will be assumed by the Company upon completion of that Agreement.

The amount outstanding pursuant to the National Australia Bank loan is approximately $1.2 million.

The National Australia Bank has taken security in respect of the loan in the form of a registered mortgage over 32-38 Portwood Street, Redcliffe and 164 Lavarack Avenue, Eagle Farm. Each of these properties will be acquired by the Company pursuant to the Sale of Business Agreement. The Company anticipates that each of these mortgages will remain in place following the transfer of the land to the Company and any subsequent transfer to Sam's Seafood Properties.

In addition, the National Australia Bank has security by way of a bill of sale in respect of the Sam's Seafood distribution business based at Portwood Street, Redcliffe, which again the Company anticipates will remain in place.

Prior to completion of the Sale of Business Agreement referred to in Section 9.3(a), it will be necessary for the consent of the National Australia Bank to be obtained to that transaction and for appropriate replacement security arrangements to be made between the Company and the National Australia Bank. The acquisition of Sam's on Suttons' net assets is expected to include Commercial Mortgage instalment loans totalling approximately $1.36 million.

(c) Equipment Lease and Hire Purchase Arrangements

The Company will, as part of the acquisition of the Sam's Seafood business, assume the liability of the Vendor Shareholders pursuant to a number of equipment lease and hire purchase agreements with both the Commonwealth Bank of Australia and the National Australia Bank. Each of these agreements will, with the consent of the relevant financier, be assigned to the Company or a wholly owned subsidiary of the Company.

The amount outstanding in respect of all lease and hire purchase arrangements is approximately $1 million.

The acquisition of Sam's on Suttons' net assets is expected to include lease and hire purchase arrangements totalling approximately $1.46 million.

9.6 DEED OF CROSS GUARANTEE

The Company and its wholly owned controlled entities, Sam's Seafood Hamilton, Sam's Seafood Redcliffe and Sam's Seafood Properties have entered a Deed of Cross Guarantee dated 17 October 2001. On the basis of this Deed, the Company has applied to the ASIC for relief for the wholly controlled entities of the Company pursuant to ASIC Class Order 98/1418. The ASIC has granted approval in respect of the Company's application, and accordingly, the wholly owned controlled entities will be relieved from certain requirements under the Corporations Act, including the requirement to prepare a financial report and have that report audited. The terms of the Deed provide that each party to the Deed guarantees the debts of each other party.

10 Other Material Information

10.1 RIGHTS ATTACHING TO SHARES IN THE COMPANY

A summary of the rights which relate to all Shares which may be issued pursuant to this Prospectus are set out below. This summary does not purport to be exhaustive or constitute a definitive statement of the rights and liabilities of the Company's shareholders.

(a) Voting

At a general meeting of the Company on a show of hands, every member present in person, or by proxy, attorney or representative has one vote and upon a poll, every member present in person, or by proxy, attorney or representative has one vote for every share held by them.

(b) Dividends

The Shares will rank equally with all other issued shares in the capital of the Company and will participate in dividends out of profits earned by the Company from time to time. Subject to the rights of holders of shares of any special preferential or qualified rights attaching thereto, the profits of the Company are divisible amongst the holders of shares in proportion to the shares held by them irrespective of the amount paid up or credited as paid up thereon. The Directors may from time to time pay to shareholders such interim dividends as in their judgement the position of the Company justifies.

(c) Winding Up

Upon exercising the option to subscribe for Shares in the Company and paying the application monies, shareholders will have no further liability to make payments to the Company in the event of the Company being wound up pursuant to the provisions of the Corporations Act.

(d) Transfer of Shares

Generally, the Shares in the Company will be freely transferable, subject to satisfying the usual requirements of security transfers on the ASX. The Directors may decline to register any transfer of Shares but only where permitted to do so under its Constitution or the ASX Listing Rules.

For more particular details of the rights attaching to Shares in the Company, investors should refer to the Constitution of the Company.



10.2 DIVIDEND REINVESTMENT PLAN

The Company has approved the establishment of a Dividend Reinvestment Plan ("DRP"). However, the DRP has not been activated by the Board and the Board does not intend to commence the DRP at the present time. Shareholders will be advised as and when the DRP is activated which, at this time, would be no sooner than mid-2002.

If activated, the DRP will provide shareholders of the Company with a choice of how to receive dividends paid on their Shares. Pursuant to the DRP, Shareholders will be able to reinvest dividends received by them in additional Shares free of brokerage, commission, stamp duty and other costs.

The main features of the DRP are:

- Shareholders of the Company are eligible to participate in the DRP.
- Participation in the DRP is optional. Shareholders may join or leave the DRP at any time.
- On each dividend payment date, the dividend is automatically reinvested in new Shares.
- Shares issued under the DRP will be issued at a discount of no more than 10% of the weighted average sale price of the Shares sold in the Company during the date the Share Register is closed to determine the entitlement to a dividend and the four ASX trading days immediately prior to that date.
- New Shares issued under the DRP are issued free of brokerage, commission, stamp duty and other costs. The Company bears the administrative costs of the DRP.
- Shares issued under the DRP will be ordinary shares and will rank equally in all respects with all existing shares in the Company.

Other Material Information

- The Directors may determine that a Shareholder is not entitled to participate in the DRP if the Shareholder's registered address is in a country or place where the offer of a right of election under the DRP would or might, in the opinion of the Directors, be unlawful.

10.3 DIRECTORS' INTERESTS IN SAM'S SEAFOOD

The interests of Directors and officers and of any associates of them in the share capital of the Company are as follows:

Directors	No. of Ordinary Shares
Grahame Denovan	50,000*
Nicholas Noutsatos	14,190,171
Richard Abel	50,000*
Bill Matthews	50,000*
Adrian Vos	50,000*

*It is the intention of these Directors, or their associated entities, to subscribe for, and be granted, a minimum allocation of 50,000 shares each under this Prospectus.

10.4 DIRECTORS' FEES

The aggregate annual maximum fees for non-executive Directors of the Company is set at $200,000. Fees are to be divided among the non-executive Directors in such proportions as the Board determines from time to time. However, the Board has resolved that for the 12 months to 30 June 2002, the non-executive Directors' fees will be $100,000 in aggregate.

The remuneration of the Company's only executive Director, Nick Noutsatos is described in Section 9.1.

10.5 LITIGATION

The Company is not engaged in any litigation which has or would be likely to have a material adverse effect on either the Company or its business.

10.6 KEY MAN INSURANCE

The Company intends to establish key man insurance for its chief executive officer, Mr Nick Noutsatos, commensurate with his relative importance to the business of Sam's Seafood. It is proposed that the sum insured be payable to the Company in the event of the death or permanent disablement of Mr

10.7 SHAREHOLDER REWARD PLAN

The Company has introduced a Shareholders Reward Plan for the purpose of providing a special discount purchase facility for certain eligible shareholders of the Company wishing to purchase seafood product at retail outlets of the Company. More specific details of the terms and conditions of the Shareholder Reward Plan can be obtained from the Company, but essentially, a summary of the applicable terms and conditions are as follows:

- Each shareholder holding 5,000 or more ordinary shares in the Company is entitled to receive a Shareholder Reward card.
- Upon presentation of the card at retail and restaurant outlets of the Company, a discount of 5% off the recommended retail price will be allowed.
- The Company's Share Registry will administer the issue of cards and will undertake an annual review of entitlements to participate in the Plan.
- In order to obtain a discount on purchase of product, the discount card will need to be produced.
- A shareholder must immediately cease use of the card and return it to the Company upon their shareholding in the Company falling below 5,000 ordinary shares.
- The Company may withdraw a shareholder's entitlement to the discount if terms and conditions of the Plan are not complied with or are abused. Non-compliance or abuse at the point of sale may result in seizure of the shareholder's card.
- The terms of the conditions of the Plan are subject to change without notice at the Company's discretion.

10.8 ELECTRONIC PROSPECTUS

An electronic version of this Prospectus is available on the Internet at the address www.sams.com.au.

The application form may only be distributed attached to a complete and unaltered copy of the Prospectus. The application form included with this Prospectus contains a declaration that the investor has personally received the complete and unaltered

Other Material Information

The Company will not accept a completed application form if it has reason to believe that the investor has not received a complete paper copy or electronic copy of the Prospectus or if it has reason to believe that the application form or electronic copy of the Prospectus has been altered or tampered with in any way. While the Company believes that it is extremely unlikely that in the Offer period the electronic version of the Prospectus will be tampered with or altered in any way, the Company cannot give any absolute assurance that it will not be the case. Any investor in doubt concerning the validity or integrity of an electronic copy of the Prospectus ought immediately request a paper copy of the Prospectus directly from the Company or a financial adviser.

10.9 SUBSEQUENT EVENTS

There has not arisen, at the date of this Prospectus any item, transaction or event of a material or unusual nature not already disclosed in this Prospectus which is likely, in the opinion of the Directors of the Company to affect substantially:-

- the operations of the Company;
- the results of those operations; or
- the state of affairs of the Company.

10.10 INTERESTS OF EXPERTS AND ADVISERS

The nature and extent of the interests (if any) that:

(a) a person named in the Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of the Prospectus;

(b) a promoter of the Company; or

(c) a stockbroker or underwriter (but not a sub-underwriter) to the Offer;

holds, or held at any time during the last two years in:

(d) the formation or promotion of the Company;

(e) property acquired or to be acquired by the company in connection with:

(i) its formation or promotion; or

(ii) the Offer;

(f) the Offer,

are set out in Sections 10.11.

The amount that anyone has paid or agreed to pay, or the nature and value of any benefit anyone has given or agreed to give for services provided by:

(a) a person named in the Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of the Prospectus;

(b) a promoter of the Company; or

(c) a stockbroker or underwriter (but not a sub-underwriter) to the Offer;

in connection with:

(d) the formation or promotion of the Company; or

(e) the Offer,

is set out in Sections 10.11.

10.11 CONSENT OF EXPERTS AND DISCLAIMERS

The following persons have given, and have not, before lodgment of this Prospectus with the ASIC, withdrawn their written consent to the inclusion in this Prospectus of the following information in the form and the context in which it was included:

- Douglas Heck & Burrell, Chartered Accountants was involved only in the preparation of the Independent Accountant's Report set out in Section 8 of this Prospectus and did not authorise or cause the issue of any other part of this Prospectus. Douglas Heck & Burrell will be paid for work performed in accordance with their usual time based charge out rate and presently estimate their fees at the date of this Prospectus at $70,000.
- Hopgood Ganim Lawyers are named in the Corporate Directory as Solicitors to the Company. As such, they have been involved in the process of reviewing this Prospectus for consistency with the material contracts. However, they do not make any other statement in this Prospectus. Hopgood Ganim will be paid for work performed in accordance with usual time based charge out rates and presently estimate their fees at the date of this Prospectus at $60,000.
- Douglas Heck & Burrell Registries has given its written consent to be named as Share Registrar in

Other Material Information

the form and context in which it is named and has not withdrawn its consent prior to the lodgment of this Prospectus with the ASIC. Douglas Heck & Burrell Registries has not authorised or caused the issue of this Prospectus and does not make or purport to make any statement in this Prospectus.

10.12 DIRECTORS' INTERESTS

The nature and extent of the interest (if any) that the Directors of the Company hold, or held at any time during the last two years in:

(a) the formation or promotion of the Company;

(b) property acquired or to be acquired by the Company in connection with:

(i) its formation or promotion; or

(ii) the Offer; or

(c) the Offer,

is set out in this Section and in Sections 10.3 and 10.4.

The amount (if any) that anyone has paid or agreed to pay, or the nature and the value of any benefit anyone has given or agreed to give to a Director of the Company, or proposed director of the Company:

(a) to induce them to become, or to qualify as, a Director of the Company; or

(b) for services provided by a director in connection with:

(i) the formation of the Company; or

(ii) the Offer,

is set out in this Section and in Sections 9.1 and 10.4.

The Constitution of the Company provides that the Non-Executive Directors are entitled to remuneration as determined by the Company in general meeting to be apportioned among them in such manner as the directors agree and, in default of agreement, equally. The aggregate remuneration currently determined by the Company is $200,000 per annum. Additionally, Non-Executive Directors will be entitled to be reimbursed for properly incurred expenses.

If a Non-Executive Director performs extra services, which in the opinion of the Directors are outside the scope of the ordinary duties of the Director, the Company may remunerate that Director by payment of a fixed sum determined by the Directors in addition to or instead of the remuneration referred to above. However, no payment can be made if the effect would be to exceed the maximum aggregate amount payable to Non-Executive Directors. A Non-Executive Director is entitled to be paid travelling and other expenses properly incurred by them in attending Director's or general meetings of the Company or otherwise in connection with the business of the Company.

The remuneration of the Executive Directors may from time to time be fixed by the Directors. The remuneration may be by way of salary or commission or participation in profits but may not be by commission on, or a percentage of, operating revenue. Except as disclosed in Section 9.1, no remuneration will be payable to Executive Directors.

10.13 INSPECTION OF DOCUMENTS

Copies of following documents may be inspected free of charge at the registered office of the Company and at the offices of the Company's Solicitors, Hopgood Ganim Lawyers, 3rd Floor, 141 Queen Street, Brisbane during normal business hours:-

- Material Contracts in Section 9;
- Constitution of the Company;
- Dividend Reinvestment Plan of the Company;
- Shareholder Reward Plan terms and conditions; and
- the consents referred to in Section 10.11 of this Prospectus.

10.14 THE DIRECTORS' AND VENDOR SHAREHOLDERS' RESPONSIBILITY STATEMENT

The Directors of Sam's Seafood and the Vendor Shareholders have consented to the lodgement of this Prospectus with the ASIC and authorise the issue of this Prospectus. These consents are retained at the registered office of the Company. To the best of their knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

Other Material Information

Signed by each of the Directors of Sam's Seafood and each of the Vendor Shareholders:

Directors:

Grahame Denovan

Richard Abel

Nicholas Spiro Noutsatos

William Matthews

Adrian Charles Vos

Vendor Shareholders:

Nicholas Spiro Noutsatos

Tania Maree Noutsatos

Shirley Isobel Noutsatos

Kristina Georges



11 Glossary of Terms

"ABARE"
Australia Bureau of Agricultural and Resource Economics

"allocate"
(In respect of the allocation of Shares under this Prospectus) either allocation of new Shares or transfer of Vendor Shares by the Vendor Shareholders

"Application Form"
The application form attached to this Prospectus

"ASIC"
Australian Securities & Investments Commission

"ASX"
Australian Stock Exchange Limited ACN 008 624 691

"ASX Listing Rules"
Listing Rules of the ASX

"Board" or "Directors"
Directors of the Company

"Corporations Act"
Corporations Act 2001 (Commonwealth)

"Group"
Each and any of Sam's Seafood, Sam's Seafood Hamilton, Sam's Seafood Lifestyles, Sam's Seafood Properties and Sam's Seafood Redcliffe, as the case may be

"Offer"
The offer of Shares pursuant to this Prospectus

"Prospectus"
This Prospectus for a public issue of 8,000,000 ordinary shares to be offered for subscription at $1.00 each, with provision to accept oversubscriptions up to a further 2,000,000 ordinary Shares

"Sam's Seafood" or "the Company"
Sam's Seafood Holdings Limited ACN 098 448 269

"Sam's Seafood Hamilton"
Sam's Seafood Hamilton Limited ACN 098 448 321

"Sam's Seafood Lifestyles"
Sam's Seafood Lifestyles Pty Ltd ACN 098 486 616

"Sam's Seafood Properties"
Sam's Seafood Properties Limited ACN 098 448 296

"Sam's Seafood Redcliffe"
Sam's Seafood Redcliffe Limited ACN 098 448 349

"Shares"
The ordinary shares in the Company to be allocated under this Prospectus

"shareholders"
Holders of existing shares in the Company

"Vendor Shares"
5,000,000 ordinary existing shares in the Company being offered for sale under this Prospectus by the Vendor Shareholders

"Vendor Shareholders"
Nicholas Spiro Noutsatos, Tania Maree Noutsatos, Shirley Isobel Noutsatos and Kristina Georges




This boat is not an asset of the Company


Sutton's Beach
SAMS on SUTTONs
SEAFOOD BUFFET
CAFE
FISH & CHIPPERY
ICE CREAMERY
ENTRY
WHEELCHAI
ACCESS
SAMS

APPLICATION FORM

SAM'S SEAFOOD HOLDINGS LIMITED

ACN 098 448 269

PUBLIC OFFER

FOR REGISTRY USE ONLY

FOR BROKERS USE ONLY

Broker Code	Adviser Code

The Corporations Act 2001 prohibits any person from passing onto another person this Application Form unless it is attached to or accompanied by this Prospectus.

USE BLOCK LETTERS

INSTRUCTIONS ON HOW TO COMPLETE SECTIONS A - J ARE SET OUT ON THE REVERSE OF THIS FORM.

A I/WE APPLY FOR ______ SHARES (Minimum 2000 shares) X AUD $1.00 **B** Application Money AUD $ ______ Make sure your cheque is for this amount

COMPLETE FULL NAME AND ADDRESS DETAILS

C **INSERT CORRECT TITLE** (MR/MRS/MISS/MS) **GIVEN NAME(S)** (IN FULL) SURNAME OR COMPANY NAME

INSERT CORRECT TITLE (MR/MRS/MISS/MS) **GIVEN NAME(S)** (IN FULL) SURNAME OR COMPANY NAME

D **JOINT APPLICATION OR ACCOUNT DESIGNATION EG <SUPERFUND A/C>**

E **NUMBER/STREET OR PO BOX NO**

SUBURB OR TOWN **STATE** **POSTCODE**

F **CONTACT NUMBER (DAYTIME)** **CONTACT NAME**

G HIN - EXISTING CHESS PARTICIPANTS ONLY

H PIN YOUR CHEQUE HERE

DRAWER	BANK	BRANCH	AMOUNT OF CHEQUE	Please make Cheque Payable to Sam's Seafood Holdings Limited - Share Offer A/C
			$	
			$	

I I/we declare that this application is complete according to the declaration/appropriate statements on the reverse of this form and agree to be bound by the constitution of Sam's Seafood Holdings Limited as well as the terms of that company's Shareholder Reward Plan. Returning the Application Form with your cheque for the Application Monies will constitute your offer to apply for shares in Sam's Seafood Holdings Limited. I/we also declare that we received a complete and unaltered copy of the Prospectus attached to this application form before applying for Shares.

NO SIGNATURE REQUIRED

YOU SHOULD READ THE PROSPECTUS CAREFULLY BEFORE COMPLETING THIS APPLICATION FORM.

J ENTER YOUR TAX FILE NUMBER(S) (OR EXEMPTION CATEGORY) ENTER YOUR TAX FILE NUMBER(S) (OR EXEMPTION CATEGORY)

ENTER YOUR ABN ENTER YOUR ABN

How to Complete the Application Form

Forward your completed application together with the application money to:

By mail:
Douglas Heck & Burrell Registries
GPO Box 35
Brisbane Qld 4001
Ph: (07) 3228 4219

By delivery:
Douglas Heck & Burrell Registries
Level 22
300 Queen Street
Brisbane Qld 4000
Ph: (07) 3228 4219

Applications must be received by no later than 5.00pm on 14 December 2001.

Please complete all relevant sections of the Application Form using **BLOCK LETTERS.**

(a) Enter the NUMBER OF SHARES you wish to apply for. Applications must be for the minimum of 2,000 shares as set out in Section 2.3 of the Prospectus and thereafter in multiples of 1000.

(b) Enter the TOTAL AMOUNT of application money payable. To calculate the amount multiply the number of shares applied for by the amount per share.

(c) Enter the FULL NAME(S) and TITLE(S) of all legal entities that are to be recorded as the registered holder(s). Refer to the name standards below for guidance on valid registration.

(d) Account designations are optional. In the case of three joint holders, the third name should be written in the account designation.

(e) Enter the POSTAL ADDRESS for all communications from the Company. Only one address can be recorded.

(f) Enter the telephone numbers and contact person the registry can speak to if they have any queries regarding this application.

(g) If you are sponsored in CHESS by a stockbroker or other CHESS participant enter your Holder Identification Number (HIN).

(h) Complete cheque details as requested. Payments must be made in Australian Currency and cheques must be drawn on an Australian Bank. Cheques or bank drafts must be made payable to "Sam's Seafood Holdings Limited - Share Offer A/C" and crossed "not negotiable".

(i) Before completing the application form the applicant(s) declares that he or she has read the Prospectus to which the application relates. The applicant(s) agree(s) that this application is for shares in Sam's Seafood Holdings Limited upon and subject to the terms of the Prospectus, agree(s) to take any number of shares equal to or less than the number of shares indicated in box A that may be issued to the applicant(s) pursuant to the Prospectus and declare(s) that all details and statements made are complete and accurate. It is not necessary to sign the application form.

(j) Enter the tax file number(s) of the applicants. With a joint holding, only the tax file numbers of two holders are required.

Cheques or bank drafts must be payable to Sam's Seafood Holdings Limited - Share Offer A/C and crossed "Not Negotiable". Cheques not properly drawn will be rejected. Cheques will generally be deposited on the day of receipt. If cheques are dishonoured the application will be rejected.

Ready Reckoner

This ready reckoner will help you calculate the money you need to pay at $1.00 per share									
Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
5,000	$5,000	6,000	$6,000	7,000	$7,000	8,000	$8,000	9,000	$9,000
10,000	$10,000	15,000	$15,000	20,000	$20,000	30,000	$30,000	40,000	$40,000

Correct Forms of Registrable Names

Note that ONLY legal entities are allowed to hold Shares. Applications must be in the name(s) of natural persons, companies or other legal entities acceptable to the State. At least one name given in full and the surname is required for each natural person. The name of the beneficiary or any other non-registrable name may be included by way of an account designation if completed exactly as described in the examples of correct forms or registrable names below.

Type of Investor	Correct Form of Registration	Incorrect Form of Registration
Individual Use given names in full not initials	Mr John Alfred Smith	JA Smith
Company Use the Company's full title not abbreviations	ABC Pty Ltd	ABC P/L or ABC Co
Joint Holdings Use full and complete names	Mr Peter Robert Williams & Ms Louise Susan Williams	Peter Robert & Louise S Williams
Trusts Use the trustee(s) personal name(s)	Mrs Susan Jane Smith <Sue Smith Family A/C>	Sue Smith Family Trust
Deceased Estates Use the executor(s) personal name(s)	Ms Jane Mary Smith & Mr Frank William Smith <Est John Smith A/C>	Estate of late John Smith or John Smith deceased
Minor (a person under the age of 18) Use the name of a responsible adult with an appropriate designation	Mr John Alfred Smith <Peter Smith A/C>	Master Peter Smith
Partnerships Use the partners personal names	Mr John Robert Smith & Mr Michael John Smith <John Smith and Son A/C>	John Smith and Son
Long Names	Mr John William Alexander Robertson-Smith	Mr John WA Robertson-Smith
Clubs / Unincorporated Bodies / Business Names Use office bearer(s) personal name(s)	Mr Michael Peter Smith <ABC Tennis Association A/C>	ABC Tennis Association
Superannuation Funds	Jane Smith Pty Ltd	Jane Smith Pty Ltd

APPLICATION FORM

SAM'S SEAFOOD HOLDINGS LIMITED

ACN 098 448 269

PUBLIC OFFER

FOR REGISTRY USE ONLY

FOR BROKERS USE ONLY

Broker Code	Adviser Code

The Corporations Act 2001 prohibits any person from passing onto another person this Application Form unless it is attached to or accompanied by this Prospectus.

USE BLOCK LETTERS

INSTRUCTIONS ON HOW TO COMPLETE SECTIONS A - J ARE SET OUT ON THE REVERSE OF THIS FORM.

A I/WE APPLY FOR ______ SHARES (Minimum 2000 shares) X AUD $1.00

B Application Money AUD $ ______ Make sure your cheque is for this amount

COMPLETE FULL NAME AND ADDRESS DETAILS

C **INSERT CORRECT TITLE** (MR/MRS/MISS/MS) **GIVEN NAME(S)** (IN FULL) SURNAME OR COMPANY NAME

INSERT CORRECT TITLE (MR/MRS/MISS/MS) **GIVEN NAME(S)** (IN FULL) SURNAME OR COMPANY NAME

D **JOINT APPLICATION OR ACCOUNT DESIGNATION EG <SUPERFUND A/C>**

E **NUMBER/STREET OR PO BOX NO**

SUBURB OR TOWN **STATE** **POSTCODE**

F **CONTACT NUMBER (DAYTIME)** **CONTACT NAME**

G HIN - EXISTING CHESS PARTICIPANTS ONLY

H PIN YOUR CHEQUE HERE

DRAWER	BANK	BRANCH	AMOUNT OF CHEQUE
			$
			$

Please make Cheque Payable to Sam's Seafood Holdings Limited - Share Offer A/C

I I/we declare that this application is complete according to the declaration/appropriate statements on the reverse of this form and agree to be bound by the constitution of Sam's Seafood Holdings Limited as well as the terms of that company's Shareholder Reward Plan. Returning the Application Form with your cheque for the Application Monies will constitute your offer to apply for shares in Sam's Seafood Holdings Limited. I/we also declare that we received a complete and unaltered copy of the Prospectus attached to this application form before applying for Shares.

NO SIGNATURE REQUIRED

YOU SHOULD READ THE PROSPECTUS CAREFULLY BEFORE COMPLETING THIS APPLICATION FORM.

J ENTER YOUR TAX FILE NUMBER(S) (OR EXEMPTION CATEGORY) ENTER YOUR TAX FILE NUMBER(S) (OR EXEMPTION CATEGORY)

ENTER YOUR ABN ENTER YOUR ABN

How to Complete the Application Form

Forward your completed application together with the application money to:

By mail:
Douglas Heck & Burrell Registries
GPO Box 35
Brisbane Qld 4001
Ph: (07) 3228 4219

By delivery:
Douglas Heck & Burrell Registries
Level 22
300 Queen Street
Brisbane Qld 4000
Ph: (07) 3228 4219

Applications must be received by no later than 5.00pm on 14 December 2001.

Please complete all relevant sections of the Application Form using **BLOCK LETTERS.**

(a) Enter the NUMBER OF SHARES you wish to apply for. Applications must be for the minimum of 2,000 shares as set out in Section 2.3 of the Prospectus and thereafter in multiples of 1000.

(b) Enter the TOTAL AMOUNT of application money payable. To calculate the amount multiply the number of shares applied for by the amount per share.

(c) Enter the FULL NAME(S) and TITLE(S) of all legal entities that are to be recorded as the registered holder(s). Refer to the name standards below for guidance on valid registration.

(d) Account designations are optional. In the case of three joint holders, the third name should be written in the account designation.

(e) Enter the POSTAL ADDRESS for all communications from the Company. Only one address can be recorded.

(f) Enter the telephone numbers and contact person the registry can speak to if they have any queries regarding this application.

(g) If you are sponsored in CHESS by a stockbroker or other CHESS participant enter your Holder Identification Number (HIN).

(h) Complete cheque details as requested. Payments must be made in Australian Currency and cheques must be drawn on an Australian Bank. Cheques or bank drafts must be made payable to "Sam's Seafood Holdings Limited - Share Offer A/C" and crossed "not negotiable".

(i) Before completing the application form the applicant(s) declares that he or she has read the Prospectus to which the application relates. The applicant(s) agree(s) that this application is for shares in Sam's Seafood Holdings Limited upon and subject to the terms of the Prospectus, agree(s) to take any number of shares equal to or less than the number of shares indicated in box A that may be issued to the applicant(s) pursuant to the Prospectus and declare(s) that all details and statements made are complete and accurate. It is not necessary to sign the application form.

(j) Enter the tax file number(s) of the applicants. With a joint holding, only the tax file numbers of two holders are required.

Cheques or bank drafts must be payable to Sam's Seafood Holdings Limited - Share Offer A/C and crossed "Not Negotiable". Cheques not properly drawn will be rejected. Cheques will generally be deposited on the day of receipt. If cheques are dishonoured the application will be rejected.

Ready Reckoner

This ready reckoner will help you calculate the money you need to pay at $1.00 per share									
Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
5,000	$5,000	6,000	$6,000	7,000	$7,000	8,000	$8,000	9,000	$9,000
10,000	$10,000	15,000	$15,000	20,000	$20,000	30,000	$30,000	40,000	$40,000

Correct Forms of Registrable Names

Note that ONLY legal entities are allowed to hold Shares. Applications must be in the name(s) of natural persons, companies or other legal entities acceptable to the State. At least one name given in full and the surname is required for each natural person. The name of the beneficiary or any other non-registrable name may be included by way of an account designation if completed exactly as described in the examples of correct forms or registrable names below.

Type of Investor	Correct Form of Registration	Incorrect Form of Registration
Individual Use given names in full not initials	Mr John Alfred Smith	JA Smith
Company Use the Company's full title not abbreviations	ABC Pty Ltd	ABC P/L or ABC Co
Joint Holdings Use full and complete names	Mr Peter Robert Williams & Ms Louise Susan Williams	Peter Robert & Louise S Williams
Trusts Use the trustee(s) personal name(s)	Mrs Susan Jane Smith <Sue Smith Family A/C>	Sue Smith Family Trust
Deceased Estates Use the executor(s) personal name(s)	Ms Jane Mary Smith & Mr Frank William Smith <Est John Smith A/C>	Estate of late John Smith or John Smith deceased
Minor (a person under the age of 18) Use the name of a responsible adult with an appropriate designation	Mr John Alfred Smith <Peter Smith A/C>	Master Peter Smith
Partnerships Use the partners personal names	Mr John Robert Smith & Mr Michael John Smith <John Smith and Son A/C>	John Smith and Son
Long Names	Mr John William Alexander Robertson-Smith	Mr John WA Robertson-Smith
Clubs / Unincorporated Bodies / Business Names Use office bearer(s) personal name(s)	Mr Michael Peter Smith <ABC Tennis Association A/C>	ABC Tennis Association
Superannuation Funds	Jane Smith Pty Ltd	Jane Smith Pty Ltd

by The Media Merchants email: info@mediamerchants.com.au